12025570

PINNACLE BANKSHARES CORPORATION

2011 ANNUAL REPORT

BOARD OF DIRECTORS



Front Row: R. B. Hancock, Jr., William F. Overacre, John P. Erb (Chairman), A. Patricia Merryman, Michael E. Watson

Back Row: C. Bryan Stott, A. Willard Arthur, John L. Waller, Aubrey H. Hall, III, Carroll E. Shelton, Thomas F. Hall, James E. Burton, IV (Vice Chairman)

SENIOR MANAGEMENT



Front Row: Lucy H. Johnson, Aubrey H. Hall, III (President and CEO), Judith A. Clements

Back Row: Thomas R. Burnett, Jr., Bryan M. Lemley, Caroll E. Shelton, William J. Sydnor, II

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

Table of Contents

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

First National Bank Office Locations

ALTAVISTA

MAIN OFFICE
622 Broad Street
Altavista, Virginia 24517
Telephone: (434) 369-3000

VISTA OFFICE
1301 N. Main Street
Altavista, Virginia 24517
Telephone: (434) 369-3001

LYNCHBURG

AIRPORT OFFICE
14580 Wards Road
Lynchburg, Virginia 24502
Telephone: (434) 237-3788

TIMBERLAKE OFFICE
20865 Timberlake Road
Lynchburg, Virginia 24502
Telephone: (434) 237-7936

OLD FOREST ROAD OFFICE
3309 Old Forest Road
Lynchburg, Virginia 24501
Telephone: (434) 385-4432

FOREST

FOREST OFFICE
14417 Forest Road
Forest, Virginia 24551
Telephone: (434) 534-0451

AMHERST

AMHERST OFFICE
130 South Main Street
Amherst, Virginia 24521
Telephone: (434) 946-7814

RUSTBURG

RUSTBURG OFFICE
1033 Village Highway
Rustburg, Virginia 24588
Telephone: (434) 332-1742

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

Officers of Pinnacle Bankshares Corporation

Aubrey H. Hall, III	President &Chief Executive Officer
Carroll E. Shelton	Vice President
Bryan M. Lemley	Secretary, Treasurer & Chief Financial Officer

Officers and Managers of First National Bank

Aubrey H. Hall, III	President, Chief Executive Officer & Trust Officer
Carroll E. Shelton	Senior Vice President & Chief Credit Officer
Bryan M. Lemley	Senior Vice President, Cashier & Chief Financial Officer
Lucy H. Johnson	Senior Vice President & Chief Information Officer
William J. Sydnor, II	Senior Vice President & Branch Administration Officer
Judith A. Clements	Senior Vice President & Director of Human Resources
Thomas R. Burnett, Jr.	Senior Vice President & Chief Lending Officer
Pamela R. Adams	Vice President & Loan Operations Manager
James M. Minear	Vice President & Commercial Officer
Shawn D. Stone	Vice President & Commercial Officer
Daniel R. Wheeler	Vice President & Commercial Officer
Tracie A. Robinson	Vice President & Mortgage Production Manager
Bianca K. Allison	Vice President & Mortgage Loan Officer
Tony J. Bowling	Vice President & Network Administrator
Cecilia L. Doyle	Vice President & Senior Credit Analyst
John E. Tucker	Vice President & Investment Consultant
Vivian S. Brown	Vice President & Retail Sales and Service Manager
Nancy J. Holt	Assistant Vice President & Branch Manager (Main)
Janet H. Whitehead	Assistant Vice President & Branch Manager (Airport)
M. Amanda Ramsey	Assistant Vice President & Branch Manager (Amherst)
Charlene A. Thompson	Assistant Vice President & Branch Manager (Rustburg)
Andria C. Smith	Assistant Vice President & Branch Manager (Vista)
Courtney M. Woody	Assistant Vice President & Branch Manager (Old Forest Road)
Kathleen P. Morgan	Assistant Vice President & Branch Manager (Forest)
Melissa T. Campbell	Assistant Vice President & Branch Manager (Timberlake)
Marian E. Marshall	Assistant Vice President & Retail Business Development Officer (Forest)
Christine A. Hunt	Assistant Vice President & Internal Auditor
Vicki G. Greer	Assistant Vice President & Financial Analyst
Albert N. Fariss	Assistant Vice President & Facilities/Purchasing Manager and Security Officer
Tarry R. Pribble	Assistant Vice President & Collection and Recovery Manager
Lisa M. Landrum	Assistant Vice President & Dealer Finance Loan Officer
Anita M. Jones	Loan Production Officer
Dianna C. Hamlett	Compliance Officer & Bank Secrecy Act Officer
Lauren R. Michael	Training Officer
J. Wayne Drumheller	Collection Officer
Barbara H. Caldwell	Assistant Branch Manager (Main)
Arin L. Brown	Retail Business Development Officer (Main)
April A. Morris	Retail Business Development Officer (Main)
Doris N. Trent	Retail Business Development Officer (Vista)
Patricia D. Canada	Retail Business Development Officer (Airport)
Romonda F. Davis	E-Commerce Sales Officer
Cathy C. Simms	Assistant Portfolio Manager
Cynthia I. Gibson	Bookkeeping Manager

PINNACLE BANKSHARES CORPORATION

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

I am pleased to report that Pinnacle Bankshares Corporation continued to improve its financial performance during 2011, while successfully navigating through change and transition. By maintaining a focused approach to executing strategies and initiatives developed to enhance returns and by leveraging the power of team work, your Company was able to produce a 55% increase in net income for 2011 as compared to 2010. These results come on the heels of a 96% improvement in net income for 2010 compared to 2009. Pinnacle has trended in a positive direction since the depths of the "Great Recession" that began in 2008 and we are proud of the fact that your Company has remained profitable on an annual basis throughout the recession and subsequent economic conditions. This resiliency is just one reason why we are optimistic about our ability to further improve our financial performance going forward.

Net income for 2011 was $1,063,000 compared to $687,000 in 2010. The 55% increase was primarily driven by a $1,315,000 improvement in net interest income as our net interest margin increased to 3.71% compared to 3.37% in the prior year. The improvements in net interest income and net interest margin were primarily achieved on the cost side of the equation as interest expense declined $1,409,000 due to a lower cost of funds. Throughout 2011, we decreased interest rates paid for deposits due to a strong excess funds position and weak loan demand. We also worked diligently to grow balances outstanding in checking, savings and NOW accounts in an effort to change our deposit composition in order to become less dependent on certificates of deposit for funding. These efforts to acquire more core deposit relationships have gained traction as our average demand, savings and NOW deposits comprised 51% of average total deposits for 2011 as compared to 46% in 2010 and 42% in 2009.

Another positive contributor to net income was Pinnacle's 3.80%, or $119,000, increase in noninterest income for 2011, which was mainly a result of higher commissions and fees generated by the Company's investment services business and gains on the sale of bank owned real estate (OREO). The performance of the investment services business is particularly worthy of recognition. John E. Tucker, Vice President & Investment Consultant, and his team grew income by 36% for the year and was consistently recognized as a leader among peer programs across the Mid-Atlantic region.

Net interest income and noninterest income growth was partially offset by a 18.58% increase in the Company's provision for loan losses as this expense grew $349,000 in 2011 due primarily to increased loan charge-offs. This increase was not all together unexpected as at the end of 2010 we embarked on an aggressive plan to address problem loans and improve asset quality. The plan has proven to be successful to date as total nonperforming assets declined by $2,961,000, or 36%, during the year and comprised 1.56% of total assets as of December 31, 2011, which compares favorably to our community bank peers. Our allowance for loan losses was $4,015,000 at year end 2011, or 1.48%, of total loans, which is a slight decline compared to our year end 2010 level of $4,037,000, or 1.50% of total loans, and reflective of improved asset quality.

In addition to the increase in provision for loan losses, the Company experienced a $507,000, or 4.59%, increase in noninterest expense during 2011. This increase was mainly due to the Bank's retirement plan expense and increased costs and losses associated with foreclosures as collateral securing problem loans was liquidated.

Pinnacle's year-end 2011 balance sheet reflects total assets of $342,484,000, which is a slight increase from 2010 of total assets equal to $337,113,000. Total deposits grew $3,439,000 for the year, while outstanding loan balances increased to $2,071,000. The Company's investment portfolio declined $1,748,000, due to maturing and called issues, while cash and cash equivalents increased $5,014,000. The growth in cash is due to limited opportunities to deploy excess cash due to weak loan demand and few short-term investment options offering appreciable yield.

Total stockholders' equity was $26,947,000 at December 31, 2011, with average equity to average assets improving to 7.93% as compared to 7.88% at the prior year end. Most importantly, at the Bank level we continue to be well capitalized by all regulatory definitions. The potential for higher regulatory capital standards combined with a strong desire not to dilute our current shareholders through a capital raise restricted our ability to pay a cash dividend during 2011. We are hopeful, however, that the retention of earnings over time will better position your Company for returns in the future.

From a change and transition point of view, Robert H. Gilliam, Jr. stepped down as President and Chief Executive Officer of Pinnacle and First National Bank during 2011 to begin a well earned retirement after 41 years of service. During Rob's tenure as the leader of our Company, the organization grew from a one office bank in Altavista to eight branches across Region 2000 with approximately $340,000,000 in assets and over 100 employees. We are grateful to Rob for his leadership and for the standard he has set within our Company for dedication, commitment and integrity.

While much focus and attention were given to the President and Chief Executive Officer succession during 2011, the naming of an internal successor combined with the restructuring of several positions triggered numerous personnel moves and promotions within our Company. The opportunity for career advancement and the challenge of new responsibilities provided to employees throughout the organization has generated a high level of excitement and motivation, on which we certainly intend to capitalize.

As Pinnacle moves forward I am excited about the fact that we have a strong Board of Directors, an experienced senior management team, a talented employee base and a sound strategic plan, all of which provide the framework for success. Together we have met the challenges of these historic times and positioned Pinnacle to move forward. Progress is being made on many fronts and confidence is building. We are proud of our Company's heritage and are committed to further enhancement of performance and, ultimately, shareholder returns.

To hear more about the performance and direction of Pinnacle Bankshares Corporation, please plan to attend our Annual Meeting of Shareholders to be held at 11:00 am, Tuesday, April 10, 2012 in the Fellowship Hall of Altavista Presbyterian Church, 707 Broad Street, Altavista, Virginia. We are hopeful that you will be able to join us for this occasion.

Thank you for your support, confidence and the opportunity to serve your interests as President and Chief Executive Officer of Pinnacle Bankshares Corporation.

Sincerely,

Aubrey H. Hall, III

Aubrey H. Hall, III "Todd"
President & Chief Executive Officer

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

Selected Consolidated Financial Information
(In thousands, except ratios, share and per share data)

		Years ended December 31,				
		2011	**2010**	**2009**	**2008**	**2007**
Income Statement Data:						
Net interest income	$	12,091	10,776	10,004	10,209	10,181
Provision for loan losses		2,227	1,878	1,530	2,881	462
Noninterest income		3,253	3,134	3,148	2,896	2,632
Noninterest expense		11,544	11,037	11,171	9,846	8,524
Income tax expense		510	308	100	72	1,227
Net income		1,063	687	351	306	2,600
Per Share Data:						
Basic net income	$	0.71	0.46	0.24	0.21	1.76
Diluted net income		0.71	0.46	0.24	0.21	1.75
Cash dividends		0.00	0.05	0.10	0.60	0.60
Book value		18.01	17.71	17.41	16.78	17.95
Weighted-Average Shares Outstanding:						
Basic		1,496,260	1,492,137	1,485,089	1,485,089	1,479,689
Diluted		1,496,260	1,492,137	1,485,089	1,488,213	1,489,377
Balance Sheet Data:						
Assets	$	342,484	337,113	332,210	321,243	279,913
Loans, net		267,123	265,030	265,904	279,199	232,752
Securities		24,769	26,517	20,156	13,931	19,635
Cash and cash equivalents		37,547	32,533	32,060	15,926	18,344
Deposits		310,393	306,954	302,119	287,233	251,866
Stockholders' equity		26,947	26,482	25,851	24,919	26,816
Performance Ratios:						
Return on average assets		0.31%	0.21%	0.11%	0.10%	0.97%
Return on average equity		3.94%	2.62%	1.40%	1.14%	10.17%
Dividend payout		0.00%	10.92%	41.88%	291.50%	34.12%
Asset Quality Ratios:						
Allowance for loan losses to total loans, net of unearned income and fees		1.48%	1.50%	1.38%	1.40%	0.73%
Net charge-offs to average loans, net of unearned income and fees		0.84%	0.59%	0.65%	0.24%	0.23%
Capital Ratios:						
Leverage		8.12%	7.74%	8.04%	8.28%	9.54%
Risk-based:						
Tier 1 capital		9.99%	9.36%	9.50%	9.20%	10.55%
Total capital		11.24%	10.61%	10.75%	10.45%	11.24%
Average equity to average assets		7.93%	7.88%	7.69%	9.14%	9.45%

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(in thousands, except ratios, share and per share data)

Cautionary Statement Regarding Forward-Looking Statements

The following discussion is qualified in its entirety by the more detailed information and the consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. In addition to the historical information contained herein, this Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are not statements of historical fact and are based on certain assumptions and describe future plans, strategies, and expectations of management, are generally identifiable by use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," "may," "will" or similar expressions. These forward-looking statements may include, but are not limited to, statements relating to anticipated future financial performance, funding sources including cash generated by banking operations, loan portfolio composition, trends in asset quality and strategies to address nonperforming assets and nonaccrual loans, adequacy of the allowance for loan losses and future provisions for loan losses, securities portfolio composition and future performance, interest rate environments, deposit insurance assessments, and strategic business initiatives.

Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results, performance or achievements could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: the effectiveness of management's efforts to improve asset quality and control operating expenses; the quality and composition of the loan and investment portfolios; interest rates; declining collateral values, especially in the real estate market; general economic conditions, including continued deterioration in general business and economic conditions and in the financial markets; unemployment levels; the legislative/regulatory climate, including the impact of any policies or programs implemented pursuant to the Emergency Economic Stabilization Act of 2008 (the EESA), the American Recovery and Reinvestment Act of 2009 (the ARRA), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) or other laws; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; demand for loan products; deposit flows; competition; demand for financial services in our market area; regulatory compliance costs; and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements contained herein. We base our forward-looking statements on management's beliefs and assumptions based on information available as of the date of this report. You should not place undue reliance on such statements, because the assumptions, beliefs, expectations and projections about future events on which they are based may, and often do, differ materially from actual results. We undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

In addition, although nonperforming assets substantially improved in 2011, since the recession that began in the second half of 2008, we have experienced increases in loan losses. Continued difficulties in significant portions of the global financial markets, particularly if it worsens, could further impact our performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the residential and commercial real estate markets in recent years have resulted in significant write-downs of asset values by financial institutions in the United States. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit and reduction of business activity. There can be no assurance that the EESA, the ARRA, the Dodd-Frank Act or other actions taken by the Federal government will stabilize the U.S. financial system or alleviate the industry or economic factors that may adversely affect our business. In addition, our business and financial performance could be impacted as the financial industry restructures in the current environment, both by changes in the creditworthiness and performance of our counterparties and by changes in the competitive and regulatory landscape.

Company Overview

Pinnacle Bankshares Corporation, a Virginia corporation (Bankshares), was organized in 1997 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bankshares is headquartered in Altavista, Virginia. Bankshares conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First National Bank (the Bank). Bankshares exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish.

First National Bank was organized in 1908 and currently maintains a total of eight offices to serve its customers. The Main Office and Vista Branch are located in the Town of Altavista, the Airport Branch, Timberlake Branch and Rustburg Branch in Campbell County, the Old Forest Road Branch in the City of Lynchburg, the Forest Branch in Bedford County and the Amherst Branch in the Town of Amherst. The Bank also maintains an administrative and training facility in the Wyndhurst section of the City of Lynchburg.

A total of one-hundred five full and part-time staff members serve the Bank's customers.

With an emphasis on personal service, the Bank today offers a broad range of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer installment loans, agricultural loans, investment loans, small business loans, commercial lines of credit and letters of credit. The Bank also offers a full range of investment, insurance and annuity products through its association with Infinex Investments, Inc. and Banker's Insurance, LLC. The Bank has two wholly-owned subsidiaries: FNB Property Corp., which holds title to Bank premises real estate; and First Properties, Inc., which holds title to other real estate owned from foreclosures.

The following discussion supplements and provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Bankshares and its subsidiary (collectively the Company). This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying notes. The Securities and Exchange Commission defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Our significant accounting policies are described in Note 1 in the Notes to the Consolidated Financial Statements.

Executive Summary

The Company serves a trade area known as Region 2000, consisting primarily of Campbell County, northern Pittsylvania County, eastern Bedford County, northern Franklin County, Amherst County and the city of Lynchburg, from nine facilities located within the area. In February 2009, the Company opened the Rustburg facility located on Village Highway in the Rustburg Marketplace Shopping Center. This opening further increased our presence in Campbell County. The Company operates in a well-diversified industrial economic region that does not depend upon one or a few types of commerce.

The Company earns revenues on the interest margin between the interest it charges on loans it extends to customers and interest received on the Company's securities portfolio net of the interest it pays on deposits to customers. The Company also earns revenues on service charges on deposit and loan products, gains on securities that are called or sold, fees from origination of mortgages, and other noninterest income items including but not limited to overdraft fees, commissions from the sale of investment products, insurance and annuity sales, safe deposit box rentals, and automated teller machine surcharges. In 2011, an increase in net income was realized due to increases in net interest margin and noninterest income and a decrease in interest expense. The Company's revenue generating activities and related expenses are outlined in the consolidated statements of income and consolidated statements of changes in stockholders' equity and comprehensive income and accompanying notes and in "Results of Operations" below.

The Company generates and utilizes cash through its operating, investing and financing activities. The generation and utilization of cash flows is outlined more fully in the consolidated statements of cash flows and accompanying notes and in "Liquidity and Asset/Liability Management" below.

The Company's balance sheet experienced a slight increase in its loan portfolio and growth in its deposit portfolio in 2011. The overall growth of the Company is outlined in the consolidated balance sheets and accompanying notes and the "Investment Portfolio," "Loan Portfolio," "Bank Premises and Equipment," "Deposits" and "Capital Resources" discussions below.

The Company expects limited loan portfolio growth in 2012, as we continue to manage and improve asset quality and further improve our capital ratios by limiting our growth and accreting capital through retained earnings. The Company will look to continue growth in our branches, especially our newer Amherst and Rustburg locations, as we continue to build relationships with businesses and individuals within each market. While growing, the Company continues to leverage efficiencies from our reporting and imaging systems. The Company is also making our customers' banking experience more convenient by offering innovative products and services and providing many channels to bank with us including Internet banking, Internet bill pay, telephone banking, mobile banking, remote deposit capture, debit and credit cards and real-time ATMs. The Company will continue to identify and install convenient products and services in 2012 with the goal to better enhance the customer's experience with the Company.

Overview of 2011 and 2010

Total assets at December 31, 2011 were $342,484, up 1.59% from $337,113 at December 31, 2010. The principal components of the Company's assets at the end of the year were $37,547 in cash and cash equivalents, $24,769 in securities and $267,123 in net loans. During the year ended December 31, 2011, gross loans increased 0.77% or $2,071. The Company's lending activities are a principal source of income. Loans increased in 2011 as the Company experienced slightly higher demand for credit, despite higher credit standards, as loan rates fell.

Total liabilities at December 31, 2011 were $315,537, up 1.58% from $310,631 at December 31, 2010, primarily due to an increase in total deposits of $3,439 or 1.12%. Noninterest-bearing demand deposits increased $2,248 or 7.21% and represented 10.77% of total deposits at December 31, 2011, compared to 10.16% at December 31, 2010. Savings and NOW accounts increased $14,557 or 12.34% and represented 42.69% of total deposits at December 31, 2011, compared to 38.42% at December 31, 2010. Time deposits decreased $13,366 or 8.47% and represented 46.54% of total deposits at December 31, 2011, compared to 51.42% at December 31, 2010. The Company's deposits are provided by individuals and businesses located within the communities served. The Company had no brokered deposits as of December 31, 2011 and December 31, 2010.

Total stockholders' equity at December 31, 2011 was $26,947, including $22,981 in retained earnings. At December 31, 2010, stockholders' equity totaled $26,482, including $21,918 in retained earnings. The increase in stockholders' equity resulted largely from the Company's net income of $1,063 during 2011 partially offset by $871 in unrealized losses to our defined benefit plan.

The Company had net income of $1,063 for the year ended December 31, 2011, compared to net income of $687 for the year ended December 31, 2010, an increase of 54.73%. The Company's net income increased primarily due to an increase in net interest income, which was largely due to improvements to the Company's net interest margin, and an increase in noninterest income, partially offset by an increase in provision for loan losses and noninterest expense. Management expects continued improvement in net income, although whether the Company can continue to grow net income could be adversely affected by numerous factors including factors related to the Company's asset quality. We expect some compression of our net interest margin in 2012. We expect a minimal increase in noninterest income and a minimal decrease in noninterest expense in 2012.

Profitability as measured by the Company's return on average assets (ROA) was 0.31% in 2011, compared to 0.21% in 2010. Return on average equity (ROE), was 3.95% for 2011, compared to 2.62% for 2010.

Overview of 2010 and 2009

Total assets at December 31, 2010 were $337,113, up 1.48% from $332,210 at December 31, 2009. The principal components of the Company's assets at the end of the year were $32,533 in cash and cash equivalents, $26,517 in securities and $265,030 in net loans. During the year ended December 31, 2010, gross loans decreased 0.22% or $590. Loans decreased in 2010 as the Company experienced lower demand for credit and employed tighter credit standards.

Total liabilities at December 31, 2010 were $310,631, up 1.39% from $306,359 at December 31, 2009, with the increase reflective of an increase in total deposits of $4,835 or 1.60%. Noninterest-bearing demand deposits decreased $1,092 or 3.38% and represented 10.16% of total deposits at December 31, 2010, compared to 10.68% at December 31, 2009. Savings and NOW accounts increased $14,499 or 14.02% and represented 38.42% of total deposits at December 31, 2010, compared to 34.24% at December 31, 2009. Time deposits decreased $8,572 or 5.15% at December 31, 2010 and represented 51.42% of total deposits at December 31, 2010, compared to 55.08% at December 31, 2009. The Company's deposits are provided by individuals and businesses located within the communities served. The Company had no brokered deposits as of December 31, 2010 and December 31, 2009.

Total stockholders' equity at December 31, 2010 was $26,482, including $21,918 in retained earnings. At December 31, 2009, stockholders' equity totaled $25,851, including $21,306 in retained earnings. The increase in stockholders' equity resulted mainly from the Company's retained earnings of $612 during 2010.

The Company had net income of $687 for the year ended December 31, 2010, compared to net income of $351 for the year ended December 31, 2009, an increase of 95.73%. The Company's net income increased primarily due to an increase in net interest income, which was largely due to improvements to the Company's net interest margin, and a decrease in noninterest expense, partially offset by an increase in provision for loan losses.

Profitability as measured by the Company's return on average assets (ROA) was 0.21% in 2010, compared to 0.11% in 2009. Return on average equity (ROE), was 2.62% for 2010, compared to 1.40% for 2009.

Results of Operations

Net Interest Income. Net interest income represents the principal source of earnings for the Company. Net interest income is the amount by which interest and fees generated from loans, securities and other interest-earning assets exceed the interest expense associated with funding those assets. Changes in the amounts and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Changes in the interest rate environment and the Company's cost of funds also affect net interest income.

The net interest spread increased to 3.47% for the year ended December 31, 2011 from 3.07% for the year ended December 31, 2010. Net interest income was $12,091 ($12,178 on a tax-equivalent basis) for the year ended December 31, 2011, compared to $10,776 ($10,842 on a tax-equivalent basis) for the year ended December 31, 2010, and is attributable to interest income from loans, federal funds sold and securities exceeding the cost associated with interest paid on deposits and other borrowings. In 2011, our deposits repriced at lower rates more rapidly than did our loans in the low rate environment, causing our interest rate spread to increase. The Bank's cost of funds rate on interest-bearing liabilities in 2011 was 53 basis points lower compared to 2010. The Bank's yield on interest-earning assets for the year ended December 31, 2011 was 13 basis points lower than the year ended December 31, 2010 due to higher yielding assets being replaced by lower yielding assets in 2011 and repricing of existing assets in the low rate environment.

The net interest spread increased to 3.07% for the year ended December 31, 2010 from 2.85% for the year ended December 31, 2009. Net interest income was $10,776 ($10,842 on a tax-equivalent basis) for the year ended December 31, 2010, compared to $10,004 ($10,097 on a tax-equivalent basis) for the year ended December 31, 2009. In 2010, our deposits repriced at lower rates more rapidly than did our loans in the declining rate environment, causing our interest rate spread to increase. The Bank's cost of funds rate on interest-bearing liabilities in 2010 was 60 basis points lower compared to 2009. The Bank's yield on interest-earning assets for the year ended December 31, 2010 was 38 basis points lower than the year ended December 31, 2009 due to higher yielding assets being replaced by lower yielding assets in 2010 and repricing of existing assets in the declining rate environment.

In an effort to stimulate economic activity, the Federal Reserve has pushed interest rates to exceptionally low levels, causing the Company's interest-earning assets and interest-bearing liabilities to reprice downward. The Company's net interest margins expanded from 2009 to 2010 and from 2010 to 2011 as our interest-bearing liabilities repriced faster than our interest-earning assets. The Company's improved net interest margin in 2011 was due in part to deposit pricing strategies. The Company attempts to conserve net interest margin by product pricing strategies, such as attracting deposits with longer maturities when rates are relatively low and attracting deposits with shorter maturities when rates are relatively high, all depending on our funding needs. Many economic forecasts of interest rates including those of the Federal Open Market Committee, predict that interest rates will continue to remain at historically low levels for 2012. The Company expects its net interest margin to decrease slightly in 2012 as it expects interest-earning assets to reprice slightly faster than interest-bearing liabilities. While there is no guarantee of how rates may change in 2012, the Company will price products that are competitive in the market, allow for growth and strive to maintain the net interest margin as much as possible. The Company also continues to seek new sources of noninterest income to combat the effects of volatility in the interest rate environment.

The following table presents the major categories of interest-earning assets, interest-bearing liabilities and stockholders' equity with corresponding average balances, related interest income or interest expense and resulting yield and rates for the periods indicated.

ANALYSIS OF NET INTEREST INCOME

	Years ended December 31,								
	2011			2010			2009		
Assets	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid
Interest-earning assets:									
Loans (2)(3)	$ 268,549	$ 15,726	5.86%	$ 264,604	$ 15,835	5.98%	$ 274,710	$ 16,622	6.05%
Investment securities:									
Taxable	22,170	537	2.42%	20,456	587	2.87%	11,351	470	4.14%
Tax-exempt (4)	5,934	255	4.30%	3,063	167	5.45%	4,046	273	6.75%
Interest-earning deposits	30,336	83	0.27%	31,912	84	0.26%	16,907	33	0.20%
Federal funds sold	1,000	3	0.30%	1,261	4	0.32%	5,564	11	0.20%
Total interest-earning assets	327,989	16,604	5.06%	321,296	16,677	5.19%	312,578	17,409	5.57%
Other assets:									
Allowance for loan losses	(4,067)			(3,774)			(3,766)		
Cash and due from banks	3,326			2,419			2,123		
Other assets, net	12,359			14,058			13,749		
Total assets	$ 339,607			$ 333,999			$ 324,684		
Liabilities and Stockholders' equity									
Interest-bearing liabilities:									
Savings and NOW	$ 127,490	$ 728	0.57%	$ 113,100	$ 1,271	1.12%	$ 97,233	$ 1,264	1.30%
Time	150,091	3,698	2.46%	162,489	4,564	2.81%	171,293	6,044	3.53%
Other borrowings	—	—	—	—	—	—	740	4	0.54%
Federal funds purchased	—	—	—	—	—	—	—	—	—
	277,581	4,426	1.59%	275,589	5,835	2.12%	269,266	7,312	2.72%
Noninterest-bearing liabilities:									
Demand deposits	31,522			27,884			25,883		
Other liabilities	1,704			4,376			4,580		
	310,807			307,849			299,729		
Stockholders' equity	28,800			26,150			24,955		
	$ 339,607			$ 333,999			$ 324,684		
Net interest income		$ 12,178			$ 10,842			$ 10,097	
Net interest margin (5)			3.71%			3.37%			3.23%
Net interest spread (6)			3.47%			3.07%			2.85%

(1) Averages are daily averages.
(2) Loan interest income includes accretion of loan fees of $13 in 2011, amortization of loan fees of $30 in 2010 and amortization of loan fees of $67 in 2009.
(3) For the purpose of these computations, non-accrual loans are included in average loans.
(4) Tax-exempt income from investment securities is presented on a tax-equivalent basis assuming a 34% U.S. Federal tax rate for 2011, 2010 and 2009.
(5) The net interest margin is calculated by dividing net interest income by average total interest-earning assets.
(6) The net interest spread is calculated by subtracting the interest rate paid on interest-bearing liabilities from the interest rate earned on interest-earning assets.

As discussed above, the Company's net interest income is affected by the change in the amounts and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change," as well as by changes in yields earned on interest-earning assets and rates paid on deposits and other borrowed funds, referred to as "rate change." The following table presents, for the periods indicated, a summary of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities and the amounts of change attributable to variations in volumes and rates.

		Increase (decrease)			Increase (decrease)		
		Volume	Rate	Net	Volume	Rate	Net
Interest earned on interest-earning assets:							
Loans (1)	$	247	(356)	(109)	(606)	(181)	(787)
Investment securities:							
Taxable		59	(108)	(49)	190	(73)	117
Tax-exempt (2)		113	(26)	87	(59)	(47)	(106)
Interest-earning deposits		(6)	5	(1)	39	4	43
Federal funds sold		(1)	—	(1)	(31)	24	(7)
Total interest earned on interest-earning assets		412	(485)	(73)	(467)	(273)	(740)
Interest paid on interest-bearing liabilities:							
Savings and NOW		189	(732)	(543)	41	(34)	7
Time		(332)	(534)	(866)	(298)	(1,182)	(1,480)
Other borrowings		—	—	—	(2)	(2)	(4)
Total interest paid on interest-bearing liabilities		(143)	(1,266)	(1,409)	(259)	(1,218)	(1,477)
Change in net interest income	$	555	781	1,336	(208)	945	737

(1) Non-accrual loans are included in the average loan totals used in the calculation of this table.
(2) Tax-exempt income from investment securities is presented on a tax equivalent basis assuming a 34% U.S. Federal tax rate.

Provision for Loan Losses. The provision for loan losses is based upon the Company's evaluation of the quality of the loan portfolio, total outstanding and committed loans, the Company's previous loan loss experience and current and anticipated economic conditions. The amount of the provision for loan losses is a charge against earnings. Actual loan losses are charges against the allowance for loan losses.

The Company's allowance for loan losses is maintained at a level deemed by management to be adequate to provide for known and inherent losses in the loan portfolio. No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future, or that the allowance for loan losses will be adequate for actual losses. Additionally, regulatory examiners may require the Company to recognize additions to the allowance based upon their judgment about information available to them at the time of their examinations.

The provisions for loan losses for the years ended December 31, 2011, 2010 and 2009 were $2,227, $1,878 and $1,530, respectively. The provision for loan losses has been elevated since 2008 as management recognized and continues to recognize weaknesses in the credit quality of the loan portfolio due to declining economic conditions, declining collateral values and an increased risk of some customer's ability to service their loans due to job losses. The provision for loan losses increased 18.58% from 2010 to 2011 and 22.75% from 2009 to 2010 due to a higher level of chargeoffs as management addressed problem loans with an aggressive asset quality improvement plan. The Company did see an improvement in its nonperforming loans to total loans from 2.91% on December 31,

2010 to 1.74% on December 31, 2011. Nonperforming loans were $4,711 as of December 31, 2011 and $7,843 as of December 31, 2010. The Company, however, expects to continue to see weaknesses in its loan portfolio in 2012 and is working to minimize its losses from non-accrual and past due loans. See "Allowance for Loan Losses" for further discussion.

Noninterest Income. Total noninterest income for the year ended December 31, 2011 increased $119, or 3.80%, to $3,253 from $3,134 in 2010. The Company's principal source of noninterest income is service charges and fees on deposit accounts, particularly transaction accounts, fees on sales of mortgage loans, and commissions and fees from investment, insurance, annuity and other bank products. The increase in 2011 is primarily attributable to the following factors. Commissions and fees increased $189 for the year ended December 31, 2011, compared to 2010, and were mainly derived from investment sales. Service charges on loan accounts increased by $11 due to slightly higher loan volume in 2011 compared with 2010. Recoveries from sold other real estate owned increased $134 from 2010 as the Company sold 16 properties in 2011 compared to 5 properties in 2010. The increases in noninterest income were partially offset by a $55 or 3.67% decreases in service charges on deposit accounts and a $120 or 21.02% decrease in mortgage loan fees.

Total noninterest income for the year ended December 31, 2010 decreased $14, or 0.44%, to $3,134 from $3,148 in 2009. The Company's principal source of noninterest income in 2010 was service charges and fees on deposit accounts, particularly transaction accounts, fees on sales of mortgage loans, and commissions and fees from investment, insurance, annuity and other bank products. The slight decrease in 2010 was primarily attributable to the following factors. Service charges on deposit accounts decreased $18 for the year ended December 31, 2010 compared to 2009 as nonsufficient funds charges decreased due to new regulations and opt-in requirements. Commissions and fees increased $54 for the year ended December 31, 2010, compared to 2009 and were mainly derived from investment sales. Mortgage loan fees increased $24 for the year ended December 31, 2010, compared to 2009. Service charges on loan accounts decreased by $36 due to lower loan volume in 2010 compared with 2009.

Noninterest Expense. Total noninterest expense for the year ended December 31, 2011 increased $507, or 4.59%, to $11,544 from $11,037 in 2010. The increase in noninterest expense is primarily attributable to a $222 increase in retirement plan expense included in the $295, or 4.94%, increase in salary and benefits. Costs and losses attributed to foreclosed properties increased $123 and debit card losses increased $51. Furniture and Equipment increased $58 due to repairs. The increase in noninterest expense was partially offset by an $88, or 17.56%, decrease in Federal Deposit Insurance Corporation (FDIC) premiums, a $64, or 23.10%, decrease in office supplies, a $32, or 4.32, decrease in occupancy expense and a $19, or 15.57%, decrease in advertising expense.

Total noninterest expense for the year ended December 31, 2010 decreased $134, or 1.20%, to $11,037 from $11,171 in 2009. The decrease in noninterest expense is primarily attributable to a $120 decrease in FDIC premiums and a $96 decrease in salaries and employee benefits due to lower retirement cost.

Income Tax Expense. Applicable income taxes on 2011 earnings amounted to $510, resulting in an effective tax rate of 32.42% compared to $308, or 30.95%, in 2010. The effective tax rate for 2011 is a function of the higher net income earned in 2011 than in 2010 and the effects of interest earned on tax-exempt securities.

Applicable income taxes on 2010 earnings amounted to $308, resulting in an effective tax rate of 30.95% compared to $100, or 22.17% in 2009. The effective tax rate for 2010 was a function of the higher net income earned in 2010 than in 2009 and the effects of interest earned on tax-exempt securities.

Liquidity and Asset/Liability Management

Effective asset/liability management includes maintaining adequate liquidity and minimizing the impact of future interest rate changes on net interest income. The responsibility for monitoring the Company's liquidity and the sensitivity of its interest-earning assets and interest-bearing liabilities lies with the Investment Committee of the Bank which meets at least quarterly to review liquidity and the adequacy of funding sources.

Cash Flows. The Company derives cash flows from its operating, investing and financing activities. Cash flows of the Company are primarily used to fund loans and purchase securities and are provided by the deposits and borrowings of the Company.

The Company's operating activities for the year ended December 31, 2011 resulted in net cash provided from operating activities of $4,127 compared to net cash provided from operating activities of $3,706 in 2010, an increase of $421. This increase is primarily attributable to cash received from net interest income of $12,156, which is $1,294 higher than in 2010. The increase in net cash provided from operating activities is also due to cash paid for noninterest expense of $9,452, which is $1,533 lower than in 2010, and from cash received from income taxes of $111 compared to cash paid for income taxes of $1,283 in 2010. These were partially offset by cash received from noninterest income of $1,228, which was $3,794 lower than 2010. Management expects continued increases in the Company's cash provided by operating activities through deposit pricing strategies and continued focus on improving the efficiency of the Company's operations.

The Company's cash flows from investing activities for the year ended December 31, 2011 resulted in net cash used of $2,552, compared to net cash used of $7,993 in 2010. The decrease is primarily attributable to a $3,223 increase in cash used to make loans to customers. The Company experienced more maturities and calls from available-for sale securities and more paydowns of maturities and sales of available-for-sale mortgage-backed securities in 2011. The Company expects a lower volume of paydowns in available-for-sale mortgage-backed securities in 2012 due to fewer mortgage-backed securities in the investment portfolio.

Net cash provided by financing activities for the year ended December 31, 2011 was $3,439, compared to net cash provided by financing activities of $4,760 in 2010. The decrease in net cash provided is primarily attributable to an accelerated decrease in time deposits from 2010 to 2011 as compared to the change from 2009 to 2010. This was partially offset by net increases in demand, savings and NOW deposits from 2010 to 2011.

The Company's operating activities for the year ended December 31, 2010 resulted in net cash provided from operating activities of $3,706 compared to net cash provided from operating activities of $766 in 2009, an increase of $2,940. This increase was primarily attributable to cash received from noninterest income of $5,022, which is $3,774 higher than 2009. The increase in net cash provided from operating activities was also due to cash received from net interest income of $10,862, which is $1,108 higher than in 2009. Partially offsetting this increase in net cash provided from operating activities was cash paid for income taxes totaling $1,283 in 2010 compared to cash received of $353 in 2009. Also offsetting these increases was cash paid for non-interest expense of $10,965, which was $376 higher than 2009.

The Company's cash flows from investing activities for the year ended December 31, 2010 resulted in net cash used of $7,993, compared to net cash provided of $4,629 in 2009. The increase was primarily attributable to an $8,740 increase in cash used to purchase securities as the Company increased its securities portfolio by 31.56% from 2009. The Company also saw a small net increase in loans made to customers of $1,400 in 2010. The Company experienced more maturities and calls from available-for sale securities and less paydowns, maturities and sales of available-for-sale mortgage-backed securities in 2010.

Net cash provided by financing activities for the year ended December 31, 2010 was $4,760, compared to net cash provided by financing activities of $10,739 in 2009. The decrease in net cash provided by financing activities was primarily attributable to an accelerated decrease in time deposits from 2009 to 2010 as compared to the change from 2008 to 2009. The Company also experienced smaller net increases in demand, savings and NOW deposits from 2009 to 2010 as compared to the change from 2008 to 2009.

Liquidity. Liquidity measures the ability of the Company to meet its maturing obligations and existing commitments, to withstand fluctuations in deposit levels, to fund its operations, and to provide for customers' credit needs. Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds from alternative funding sources.

The Company's liquidity is provided by cash and due from banks, federal funds sold, investments available-for-sale, managing investment maturities, interest-earning deposits in other financial institutions and loan repayments. The Company's ratio of liquid assets to deposits and short-term borrowings was 17.33% as of December 31, 2011 as compared to 16.96% as of December 31, 2010. The Company sells excess funds as overnight federal funds sold to provide an immediate source of liquidity. Federal funds sold at December 31, 2011 and 2010 was $0 as funds were kept in our Federal Reserve account, which is interest-bearing. Cash and due from banks of $37,547, which includes funds in our Federal Reserve account, as of December 31, 2011 was $5,014 higher when compared to December 31, 2010 as more funds were moved to our Federal Reserve account. The Company expects to deploy some of this cash into securities and loans in 2012.

The level of deposits may fluctuate significantly due to seasonal business cycles of depository customers. Levels of deposits are also affected by convenience of branch locations and ATMs to the customer, the rates offered on interest-bearing deposits and the attractiveness of noninterest-bearing deposit offerings compared with the competition. Similarly, the level of demand for loans may vary significantly and at any given time may increase or decrease substantially. However, unlike the level of deposits, management has more direct control over lending activities and maintains the level of those activities according to the amounts of available funds. Loan demand may be affected by the overall health of the local economy, loan rates compared with the competition and other loan features offered by the Company.

As a result of the Company's management of liquid assets and its ability to generate liquidity through alternative funding sources, management believes that the Company maintains overall liquidity that is sufficient to satisfy its depositors' requirements and to meet customers' credit needs. Additional sources of liquidity available to the Company include its capacity to borrow funds through correspondent banks and the Federal Home Loan Bank. The total amount available for borrowing to the Company for liquidity purposes was $65,010 on December 31, 2011.

The Company obtains sources of funds through growth in deposits, scheduled payments and prepayments from the loan and investment portfolios and retained earnings growth, and may purchase or borrow funds from the Federal Home Loan Bank or through the Federal Reserve's discount window. The Company also has sources of liquidity through three correspondent banking relationships. The Company uses its funds to fund loan and investment growth. Excess funds are sold daily to other institutions. The Company also has a $5,000 holding company line of credit with a correspondent bank for bank capital purposes with an outstanding balance of $2,000 on December 31, 2011 and December 31, 2010.

Contractual Obligations

The Company has entered into certain contractual obligations including long-term debt and operating leases. The table does not include deposit liabilities entered into in the ordinary course of banking. Operating Leases include leases of our Amherst, Timberlake and Wyndhurst facilities. Also included are contractual leases for offsite ATMs and postage machinery. The following table summarizes the Company's contractual obligations as of December 31, 2011.

Pinnacle Bankshares Corporation Line of Credit	2012	$2,000

Operating Leases

Year	Payments
2012	$198
2013	141
2014	141
2015	141
2016	149
After 2016	1,861
Total	$2,631

Interest Rates

While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences or "gaps" provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A "positive gap" exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings in a declining interest rate environment. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a "negative gap," it indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising interest rate environment may inhibit earnings and a declining interest rate environment may enhance earnings. The cumulative one-year gap as of December 31, 2011 was $59,266, representing 17.30% of total assets. This positive gap falls within the parameters set by the Company.

The following table illustrates the Company's interest rate sensitivity gap position at December 31, 2011.

		1 year	1-3 years	3-5 years	5-15 years
ASSET/(LIABILITY):					
Cumulative interest rate sensitivity gap	$	59,266	13,711	22,190	42,453

As of December 31, 2011, the Company was asset-sensitive in all periods up to 15 years. The foregoing table does not necessarily indicate the impact of general interest rate movements on the Company's net interest yield, because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may reprice at different times and at different rate levels. Management attempts to mitigate the impact of changing interest rates in several ways, one of which is to manage its interest rate-sensitivity gap. In addition to managing its asset/liability position, the Company has taken steps to mitigate the impact of changing interest rates by generating noninterest income through service charges, and offering products that are not interest rate-sensitive.

Effects of Inflation

The effect of changing prices on financial institutions is typically different from other industries as the Company's assets and liabilities are monetary in nature. Interest rates are significantly impacted by inflation, but neither the timing nor the magnitude of the changes is directly related to price level indices. Impacts of inflation on interest rates, loan demand and deposits are not reflected in the consolidated financial statements.

Investment Portfolio

The Company's investment portfolio is used primarily for investment income and secondarily for liquidity purposes. The Company invests funds not used for capital expenditures or lending purposes in securities of the U.S. Government and its agencies, mortgage-backed securities, taxable and tax-exempt municipal bonds, corporate securities or certificates of deposit. Obligations of the U.S. Government and its agencies include treasury notes and callable or noncallable agency bonds. The mortgage-backed securities include mortgage-backed security pools that are diverse as to interest rates. The Company has not invested in derivatives.

Investment securities available-for-sale as of December 31, 2011 totaled $18,780, a decrease of $3,268 or 14.82% from $22,048 as of December 31, 2010. Investment securities held-to-maturity increased to $5,989 as of December 31, 2011 from $4,469 as of December 31, 2010, an increase of $1,520 or 34.01%. Securities decreased in 2011 as calls and pay downs were not fully used to buy additional bonds but were utilized to fund minimal loan growth. Held-to-maturity securities increased in 2011 as the Company purchased taxable and tax-exempt bonds in 2011 which are normally classified as held-to-maturity.

The following table presents the composition of the Company's investment portfolios as of the dates indicated.

Available-for-Sale		December 31, 2011 Amortized cost	2011 Fair value	2010 Amortized cost	2010 Fair value	2009 Amortized cost	2009 Fair value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	14,567	14,738	17,247	17,196	11,532	11,580
Obligations of states and political subdivisions		2,841	2,980	3,381	3,471	4,728	4,839
Corporate securities		—	—	—	—	1,000	1,003
Mortgage-backed securities – government		875	952	1,211	1,271	1,514	1,573
Other securities		110	110	110	110	110	110
Total available-for-sale	$	18,393	18,780	21,949	22,048	18,884	19,105

Held-to-Maturity		December 31, 2011 Amortized cost	2011 Fair value	2010 Amortized cost	2010 Fair value	2009 Amortized cost	2009 Fair value
Obligations of states and political subdivisions	$	5,989	6,165	4,469	4,400	1,051	1,078
Total held-to-maturity	$	5,989	6,165	4,469	4,400	1,051	1,078

The following table presents the maturity distribution based on fair values and amortized costs of the investment portfolios as of the dates indicated.

INVESTMENT PORTFOLIO – MATURITY DISTRIBUTION

Available-for-Sale		December 31, 2011 Amortized Cost	Fair Value	Yield
U.S. Treasury securities and obligations of U.S. Government corporations:				
Within one year	$	22	22	5.97%
After one but within five years		11,546	11,713	2.92%
After five years through ten years		3,000	3,003	2.46%
Obligations of states and political subdivisions (1):				
Within one year				
After one but within five years		1,181	1,227	5.13%
After five years through ten years		1,659	1,753	4.51%
After ten years				
Mortgage-backed securities – government		875	952	4.66%
Other securities (2)		110	110	—
Total available-for-sale	$	18,393	18,780	
Held-to-Maturity				
Obligations of states and political subdivisions (1):				
Within one year		500	515	4.61%
After one but within five years		3,364	3,439	3.20%
After five years through ten years		2,125	2,211	4.40%
Total held-to-maturity	$	5,989	6,165	

(1) Obligations of states and political subdivisions include yields of tax–exempt securities presented on a tax-equivalent basis assuming a 34% U.S. Federal tax rate.

(2) Equity securities are assumed to have a life greater than ten years.

Loan Portfolio

The Company's net loans were $267,123 as of December 31, 2011, an increase of $2,093, or 0.79%, from $265,030 as of December 31, 2010. This increase resulted primarily from an increased volume of real estate loan originations during 2011. The Company's ratio of net loans to total deposits was 86.06% as of December 31, 2011 compared to 86.34% as of December 31, 2010.

Typically, the Company maintains a ratio of loans to deposits of between 80% and 100%. The loan portfolio primarily consists of commercial, real estate (including real estate term loans, construction loans and other loans secured by real estate), and loans to individuals for household, family and other consumer expenditures. However, the Company adjusts its mix of lending and the terms of its loan programs according to market conditions and other factors. The Company's loans are typically made to businesses and individuals located within the Company's market area, most of whom have account relationships with the Bank. There is no concentration of loans exceeding 10% of total loans that is not disclosed in the categories presented below. The Company has not made any loans to any foreign entities including governments, banks, businesses or individuals. Commercial and construction loans in the Company's portfolio are primarily variable rate loans and have little interest rate risk.

The Company had no option adjustable rate mortgages, subprime loans or loans with teaser rates and similar products as of December 31, 2011. Junior lien mortgages totaled of $26,720 as of December 31, 2011 with a specific allowance for loan loss calculation of $265. The Company had interest only loans totaling $15,218 as of December 31, 2011. Residential mortgage loans with a loan to collateral value ratio exceeding 100% were $4,027 as of December 31, 2011.

The following table presents the composition of the Company's loan portfolio as of the dates indicated.

LOAN PORTFOLIO

		December 31,				
		2011	2010	2009	2008	2007
Real estate loans:						
Residential real estate	$	116,006	111,369	116,259	117,806	75,579
Commercial real estate		86,293	87,216	81,219	86,915	92,102
Loans to individuals for household, family and other consumer expenditures		46,954	47,545	50,097	54,329	46,834
Commercial and industrial loans		21,756	22,794	21,589	23,820	19,909
All other loans		238	262	612	514	240
Total loans, gross		271,247	269,186	269,776	283,384	234,664
Less unearned income and fees		(109)	(119)	(149)	(216)	(192)
Loans, net of unearned income and fees		271,138	269,067	269,627	283,168	234,472
Less allowance for loan losses		(4,015)	(4,037)	(3,723)	(3,969)	(1,720)
Loans, net	$	267,123	265,030	265,904	279,199	232,752

Commercial and Industrial Loans. Commercial and industrial loans accounted for 8.02% of the Company's gross loan portfolio as of December 31, 2011 compared to 8.47% as of December 31, 2010. Such loans are generally made to provide operating lines of credit, to finance the purchase of inventory or equipment, and for other business purposes. Commercial loans are primarily made at rates that adjust with changes in the prevailing prime interest rate, are generally made for a maximum term of five years (unless they are term loans), and generally require interest payments to be made monthly. The creditworthiness of these borrowers is reviewed, analyzed and evaluated on a periodic basis. Most commercial loans are collateralized with business assets such as accounts receivable, inventory and equipment. Even with substantial collateralization such as all of the assets of the business and personal guarantees, commercial lending involves considerable risk of loss in the event of a business downturn or failure of the business.

Real Estate Loans. Real estate loans accounted for 74.58% of the Company's gross loan portfolio as of December 31, 2011 compared to 73.77% as of December 31, 2010. The Company makes commercial real estate term loans that are typically secured by a first deed of trust.

As of December 31, 2011, 57.34% of the real estate loans were secured by 1-4 family residential properties. Of these 1-4 family residential property loans, 6.04% were construction loans, 33.32% were home equity lines of credit, 55.17% were closed end loans secured by a first deed of trust and 5.47% were closed end loans secured by a second deed of trust.

As of December 31, 2011, 42.66% of the real estate loans were secured by commercial real estate. Of the total commercial real estate loans as of December 31, 2011, 27.50% were acquisition and development loans, 11.08% were secured by farmland, 46.66% were secured by owner occupied commercial real estate and 14.76% were secured by non-owner occupied commercial real estate typically 1st and 2nd deeds of trust.

Real estate lending involves risk elements when there is lack of timely payment and/or a decline in the value of the collateral. Both commercial and residential real estate values in the Company's market declined slightly in 2011. The Company is still seeing evidence of some borrowers being strained in their ability to service loans. This has resulted in a higher number of net chargeoffs in 2011 and may result in future impairments in 2012. The Company continuously monitors the local real estate market for signs of weakness that could decrease collateral values.

Installment Loans. Installment loans are represented by loans to individuals for household, family and other consumer expenditures with typical collateral such as automobile titles. Installment loans accounted for 17.31% of the Company's loan portfolio as of December 31, 2011 compared to 17.66% as of December 31, 2010.

Loan Maturity and Interest Rate Sensitivity. The following table presents loan portfolio information related to maturity distribution of commercial and industrial loans and real estate construction loans based on scheduled repayments at December 31, 2011.

	Due within one year	Due one to five years	Due after five years	Total
Commercial and industrial loans	$ 19,102	$ 2,317	$ 337	$ 21,756
Real estate – construction	7,005	—	—	7,005

The following table presents the interest rate sensitivity of commercial and industrial loans and real estate construction loans maturing after one year or longer as of December 31, 2011.

INTEREST RATE SENSITIVITY

Fixed interest rates	$ 2,635
Variable interest rates	19
Total maturing after one year	$ 2,654

Loan Modifications and Troubled Debt Restructurings. The Company had four restructured loans totaling $3,766 at December 31, 2011 and had four restructured loans totaling $3,262 at December 31, 2010.

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories.

Rate Modification is a modification in which the interest rate is changed.

Term Modification is a modification in which the maturity date, timing of payments or frequency of payments is changed.

Interest Only Modification is a modification in which the loan is converted to interest only payments for a period of time.

Payment Modification is a modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification is any other type of modification, including the use of multiple categories above.

There were no available commitments for troubled debt restructurings outstanding as of December 31, 2011 or December 31, 2010.

Nonperforming Assets. Interest on loans is normally accrued from the date a disbursement is made and recognized as income as it is earned. Generally, the Company reviews any loan on which payment has not been made for 90 days for potential nonaccrual. The loan is examined and the collateral is reviewed to determine loss potential. If the loan is placed on nonaccrual status, any prior accrued interest that remains unpaid is reversed. Loans on nonaccrual status amounted to $4,708, $7,073 and $2,619 as of December 31, 2011, 2010 and 2009, respectively. Interest income that would have been earned on nonaccrual loans if they had been current in accordance with their original terms and the recorded interest that was included in income on these loans was not significant for 2011, 2010 or 2009. There were no commitments to lend additional funds to customers whose loans were on nonaccrual status at December 31, 2011. Eight foreclosed properties totaling $645 were on hand as of December 31, 2011 compared to five properties totaling $474 as of December 31, 2010 and three properties totaling $461 as of 2009.

The recession that began in 2008 and subsequent economic conditions have led to an elevated level in the Company's nonperforming assets over the last three years, although we realized substantial improvement in nonperforming assets in 2011. Some commercial borrowers have struggled to service their loans due to the difficult business climate, lower revenues, tightening of credit markets and difficulties in moving their product. Some noncommercial borrowers have experienced job losses and other economic challenges, as well. We expect nonperforming assets to continue to decrease in 2012 as the economy continues to recover. The Company will continue to monitor the situation and take steps necessary to mitigate losses in its loan portfolio, such as increased early monitoring of its portfolio to identify "problem" credits and continued counseling of customers to discuss options available to them. The following table presents information with respect to the Company's nonperforming assets and nonaccruing loans 90 days or more past due by type as of the dates indicated.

NONPERFORMING ASSETS

		December 31,	
	2011	**2010**	**2009**
Nonaccrual loans	$ 4,708	7,073	2,619
Loans 90 days or more past due	3	770	1,398
Foreclosed properties	645	474	461
Total nonperforming assets	$ 5,356	8,317	4,478

Nonperforming assets totaled $5,356 or 1.56% of total assets as of December 31, 2011, compared to $8,317 or 2.47% as of December 31, 2010 and $4,478 or 1.35% as of December 31, 2009. The following table presents the balance of accruing loans 90 days or more past due by type as of the dates indicated.

ACCRUING LOANS 90 DAYS OR MORE PAST DUE BY TYPE

		December 31,	
	2011	**2010**	**2009**
Loans 90 days or more past due by type:			
Real estate loans	$ —	732	1,283
Loans to individuals	3	38	84
Commercial loans	—	—	31
Total accruing loans 90 days or more past due	$ 3	770	1,398

Allowance for Loan Losses. The Company maintains an allowance for loan losses which it considers adequate to cover the risk of losses in the loan portfolio. The allowance is based upon management's ongoing evaluation of the quality of the loan portfolio, total outstanding and committed loans, previous charges against the allowance and current and anticipated economic conditions. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance. The Company's management believes that as of December 31, 2011, 2010 and 2009, the allowance was adequate. The amount of the provision for loan losses is a charge against earnings. Actual loan losses are charged against the allowance for loan losses.

Management evaluates the reasonableness of the allowance for loan losses on a monthly basis and adjusts the provision as deemed necessary using regulatory approved methodology. Management uses historical loss data by loan type as well as current economic factors in its calculation of allowance for loan loss. Management also uses qualitative factors such as changes in lending policies and procedures, changes in national and local economies, changes in the nature and volume of the loan portfolio, changes in experience of lenders and the loan department, changes in volume and severity of past due and classified loans, changes in quality of the Bank's loan review system, the existence and effect of concentrations of credit and external factors such as competition and regulation in its allowance for loan loss calculation. Each qualitative factor is evaluated and applied to each type of loan in the Company's portfolio and a percentage of each loan is reserved as allowance. A percentage of each loan is also reserved according to the loan type's historical loss data. Larger percentages of allowance are taken as the risk for a loan is determined to be greater. As of December 31, 2011, the allowance for loan losses totaled $4,015, or 1.48%, of total loans, net of unearned income and fees, compared to $4,037, or 1.50%, of total loans, net of unearned income and fees, as of December 31, 2010. The provision for loan losses for the years ended December 31, 2011 and 2010 was $2,227 and $1,878, respectively. Net charge-offs for the Company were $2,249 and $1,564 for the years ended December 31, 2011 and 2010, respectively. The ratio of net loan charge-offs during the period to average loans outstanding for the period was 0.84% and 0.59% for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2010, the allowance for loan losses totaled $4,037 or 1.50% of total loans, net of unearned income and fees compared to $3,723 or 1.38% of total loans, net of unearned income and fees as of December 31, 2009. The provision for loan losses for the years ended December 31, 2010 and 2009 was $1,878 and $1,530, respectively. Net charge-offs for the Company were $1,564 and $1,776 for the years ended December 31, 2010 and 2009, respectively. The ratio of net loan charge-offs during the period to average loans outstanding for the period was 0.59% and 0.65% for the years ended December 31, 2010 and 2009, respectively.

The following table presents charged off loans, provisions for loan losses, recoveries on loans previously charged off, allowance adjustments and the amount of the allowance for the years indicated.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

	December 31,				
	2011	2010	2009	2008	2007
Balance at beginning of year	$ 4,037	3,723	3,969	1,720	1,770
Loan charge-offs:					
Real estate loans – residential	(1,412)	(774)	-	-	-
Real estate loans – commercial	(461)	(315)	(1,252)	(252)	(223)
Commercial and industrial loans	(109)	(232)	(112)	(200)	(137)
Loans to individuals for household, family and other consumer expenditures	(505)	(444)	(693)	(353)	(286)
Total loan charge-offs	(2,487)	(1,765)	(2,057)	(805)	(646)
Loan recoveries:					
Real estate loans – residential	27	12	-	-	-
Real estate loans – commercial	4	8	80	33	-
Commercial and industrial loans	37	37	37	25	-
Loans to individuals for household, family and other consumer expenditures	170	144	164	115	134
Total recoveries	238	201	281	173	134
Net loan charge-offs	(2,249)	(1,564)	(1,776)	(632)	(512)
Provisions for loan losses	2,227	1,878	1,530	2,881	462
Balance at end of year	$ 4,015	4,037	3,723	3,969	1,720

The following table presents net charge offs to average loans net of unearned income and fees.

Net charge-offs to average loans,	2011	2010	2009	2008	2007
net of unearned income and fees	0.84%	0.59%	0.65%	0.24%	0.23%

The primary risk elements considered by management with respect to each installment and conventional real estate loan are lack of timely payment and the value of the collateral. The primary risk elements with respect to real estate construction loans are fluctuations in real estate values in the Company's market areas, inaccurate estimates of construction costs, fluctuations in interest rates, the availability of conventional financing, the demand for housing in the Company's market area and general economic conditions. The primary risk elements with respect to commercial loans are the financial condition of the borrower, general economic conditions in the Company's market area, the sufficiency of collateral, the timeliness of payment and, with respect to adjustable rate loans, interest rate fluctuations. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews the existence of collateral and its value at least annually. Management also has a reporting system that monitors all past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Company's position. Management also recognizes the real estate values are declining in the Company's markets and is diligently monitoring appraisal values at least annually.

Loans are charged against the allowance when, in management's opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection. The Company considers a number of factors to determine the need for and timing of charge-offs including the following: whenever any commercial loan becomes past due for 120 days for any scheduled principal or interest payment and collection is considered uncollectible; whenever foreclosure on real estate collateral or liquidation of other collateral does not result in full payment of the obligation and the deficiency or some portion thereof is deemed uncollectible, the uncollectible portion is charged-off; whenever any installment loan becomes past due for 120 days and collection is considered unlikely; whenever any repossessed vehicle remains unsold for 60 days after repossession; whenever a bankruptcy notice is received on any installment loan and review of the facts results in an assessment that all or most of the balance will not be collected, the loan will be placed in non-accrual status; whenever a bankruptcy notice is received on a small, unsecured, revolving installment account; and whenever any other small, unsecured, revolving installment account becomes past due for 180 days.

Although management believes that the allowance for loan losses is adequate to absorb losses as they arise, there can be no assurance that (i) the Company will not sustain losses in any given period which could be substantial in relation to the size of the allowance for loan losses, (ii) the Company's level of nonperforming loans will not increase, (iii) the Company will not be required to make significant additional provisions to its allowance for loan losses, or (iv) the level of net charge-offs will not increase and possibly exceed applicable reserves.

The following table presents the allocation of the allowance for loan losses as of the dates indicated. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

	December 31, 2011		December 31, 2010		December 31, 2009		December 31, 2008		December 31, 2007	
	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans
Real estate loans:										
Residential	$ 1,614	42.76%	1,631	41.37%	2,179	43.10%	1,530	41.57%	57	32.21%
Commercial	1,489	31.81%	1,723	32.40%	1,042	30.11%	1,231	30.67%	970	39.25%
Loans to individuals for households, family and other consumer expenditures	393	17.31%	424	17.66%	293	18.57%	635	19.17%	416	19.96%
Commercial and industrial loans	448	8.02%	259	8.47%	209	8.00%	573	8.41%	226	8.48%
All other loans	1	0.10%	—	0.10%	—	0.22%	—	0.18%	—	0.10%
Unallocated	70	—	—	—	—	—	—	—	51	—
Totals	$ 4,015	100.00%	4,037	100.00%	3,723	100.00%	3,969	100.00%	1,720	100.00%

While consumer related charge-offs represent many of the charge-offs over the last three years, they are of a relatively low dollar amount on an individual loan basis. Commercial and real estate loans on the other hand, though relatively few in terms of the number of charge-offs over the past three years, have the potential to greatly impact the allowance if a particular loan defaults. Bank management uses the principles of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) topic *Receivables*, when determining the allocation of allowance for loan losses between loan categories. The determination of a loan category's allowance is based on the probability of a loan's default and the probability of loss in the event of a default.

Credit Risk Management

The risk of nonpayment of loans is an inherent aspect of commercial banking. The degree of perceived risk is taken into account in establishing the structure of, and interest rates and security for, specific loans and various types of loans. The Company strives to minimize its credit risk exposure by its credit underwriting standards and loan policies and procedures. Management continually evaluates the credit risks of its loans and believes it has provided adequately for the credit risks associated with these loans. The Company has implemented and expects to continue to implement and update new policies and procedures to maintain its credit risk management systems.

Bank Premises and Equipment

Bank premises and equipment decreased 5.70% in 2011 due to normal depreciation and no major purchases compared to a decrease of 4.10% in 2010, due also to normal depreciation and no major purchases. The Company is leasing the Timberlake and Amherst branch facilities. In early 2008, the Company began leasing a building in the Wyndhurst section of Lynchburg for administrative and training purposes.

Deposits

Average deposits were $309,103 for the year ended December 31, 2011, an increase of $5,630 or 1.86% from $303,473 of average deposits for the year ended December 31, 2010. As of December 31, 2011, total deposits were $310,393 representing an increase of $3,439 or 1.12% from $306,954 in total deposits as of December 31, 2010. The change in deposits during 2011 was primarily due to increased deposit balances in previously existing deposit accounts, new deposit accounts opened as a result of new banking relationships, growth at the Company's newer branch locations, competitive pricing of the Company's products and services and the continued success of our KaChing! Rewards checking product.

For the year ended December 31, 2011, average demand deposits were $31,522 or 10.20% of average deposits. For the year ended December 31, 2010, average demand deposits were $27,884 or 9.19% of average deposits. Average interest-bearing deposits were $277,581 for the year ended December 31, 2011, representing an increase of $1,992 or 0.72% over the $275,589 in average interest-bearing deposits for the year ended December 31, 2010.

The levels of demand deposits (including retail accounts) are influenced by such factors as customer service, service charges and the availability of banking services. No assurance can be given that the Company will be able to maintain its current level of demand deposits. Competition from other banks, credit unions and thrift institutions as well as money market funds, some of which offer interest rates substantially higher than the Company, makes it difficult for the Company to maintain the current level of demand deposits. Management continually works to implement pricing and marketing strategies designed to control the cost of interest-bearing deposits and to maintain a stable deposit mix.

The following table presents the Company's average deposits and the average rate paid for each category of deposits for the periods indicated.

AVERAGE DEPOSIT INFORMATION

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009	
	Average amount of deposits(1)	Average rate paid	Average amount of deposits(1)	Average rate paid	Average amount of deposits(1)	Average rate paid
Demand deposits	$ 31,522	N/A	27,884	N/A	25,883	N/A
Savings and NOW deposits	127,490	0.57%	113,100	1.12%	97,233	1.30%
Time deposits:						
Under $100,000	104,555	2.24%	113,767	2.69%	118,286	3.48%
$100,000 and over	45,536	2.97%	48,722	3.10%	53,007	3.64%
Total average time deposits	150,091		162,489		171,293	
Total average deposits	$ 309,103		303,473		294,409	

(1) Averages are daily averages.

The following table presents the maturity schedule of time certificates of deposit of $100,000 and over and other time deposits of $100,000 and over as of December 31, 2011.

TIME DEPOSITS OF $100,000 AND OVER

	Certificates of deposit	Other time deposits	Total
Three months or less	$ 2,837	361	3,198
Over three through six months	1,462	103	1,565
Over six through 12 months	5,617	718	6,335
Over 12 months	19,455	15,678	35,133
Total time deposits of $100,000 and over	$ 29,371	16,860	46,231

Financial Ratios

The following table presents certain financial ratios for the periods indicated.

RETURN ON EQUITY AND ASSETS

	Years ended December 31,		
	2011	2010	2009
Return on average assets	0.31%	0.21%	0.11%
Return on average equity	3.95%	2.62%	1.40%
Dividend payout ratio	0.00%	10.92%	41.88%
Average equity to average assets	7.93%	7.88%	7.69%

Capital Resources

The Company's financial position at December 31, 2011 reflects liquidity and capital levels currently adequate to fund anticipated funding needs and budgeted growth of the Company. Capital ratios are in excess of required regulatory minimums for a "well-capitalized" institution. The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 capital, total risk-based capital and leverage ratios. Tier 1 capital consists generally of common and qualifying preferred stockholders' equity less goodwill. Total capital generally consists of Tier 1 capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The Company's Tier 1 capital ratio was 9.99% at December 31, 2011 and 9.36% at December 31, 2010. The total capital ratio was 11.24% at December 31, 2011 and 10.61% at December 31, 2010.

These ratios exceed the mandated minimum requirements of 4% and 8%, respectively. As of December 31, 2011 and 2010, the Company and Bank met all regulatory capital ratio requirements and was considered "well capitalized" in accordance with the Federal Deposit Insurance Corporation Improvement Act.

Stockholders' equity was $26,947 at December 31, 2011 compared to $26,482 at December 31, 2010.

The leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2011, the Company's leverage ratio was 8.12% compared to 7.74% at December 31, 2010. Each of these leverage ratios exceeds the required minimum leverage ratio of 4%. The dividend payout ratio was 0.00% and 10.92% in 2011 and 2010, respectively, with the decline due to there being no dividend payout in 2011 as the Company maintains retained earnings to build and further improve capital levels. The Company paid dividends of $0.05 per share in 2010.

Off-Balance Sheet Arrangements

The Company did not use any financial derivatives during 2011 and 2010. However, the Company has off-balance sheet arrangements that may have a material effect on the results of operations in the future. The Company, in the normal course of business, may at times be a party to financial instruments such as standby letters of credit. Standby letters of credit as of December 31, 2011 equaled $963 compared with $1,237 as of December 31, 2010. Other commitments include commitments to lend money. Not all of these commitments will be acted upon; therefore, the cash requirements will likely be significantly less than the commitments themselves. As of December 31, 2011, the Company had unused loan commitments of $54,161 including $28,696 in unused commitments with an original maturity exceeding one year compared with $56,910 including $30,176 in unused commitments with an original maturity exceeding one year as of December 31, 2010. See Note 9 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP). Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's single most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company's estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in the discussion on "Allowance for Loan Losses" on page 24 and "Loans and Allowance for Loan Losses" in Note 1 of the Notes to Consolidated Financial Statements.

Impact of Recently Issued Accounting Standards

For a discussion of recently adopted accounting pronouncements and recently issued pronouncements which are not yet effective and the impact, if any, on our financial statements, see Note 1(t), "Current Accounting Developments" of the Notes to Consolidated Financial Statements included in this Annual Report.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(In thousands of dollars, except share data)

Assets		**2011**		**2010**
Cash and cash equivalents (note 2):				
Cash and due from banks	$	37,547	$	32,533
Securities (note 3):				
Available-for-sale, at fair value		18,780		22,048
Held-to-maturity, at amortized cost		5,989		4,469
Federal Reserve Bank stock, at cost (note 1(c))		137		135
Federal Home Loan Bank stock, at cost (note 1(c))		528		579
Loans, net (notes 4, 9 and 11)		267,123		265,030
Bank premises and equipment, net (note 5)		6,537		6,932
Accrued interest receivable		1,009		1,077
Prepaid FDIC Insurance		991		1,376
Goodwill		539		539
Other assets (notes 7 and 8)		3,304		2,395
Total assets	$	342,484	$	337,113
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits (note 6):				
Demand	$	33,432	$	31,184
Savings and NOW accounts		132,501		117,944
Time		144,460		157,826
Total deposits		310,393		306,954
Note payable under line of credit (note 1 (d))		2,000		2,000
Accrued interest payable		419		500
Other liabilities (note 7)		2,725		1,177
Total liabilities		315,537		310,631
Stockholders' equity (notes 7, 12 and 15):				
Common stock, $3 par value. Authorized 3,000,000 shares, issued and outstanding 1,496,589 shares in 2011 and 1,495,589 shares in 2010	$	4,473	$	4,462
Capital surplus		923		850
Retained earnings		22,981		21,918
Accumulated other comprehensive loss, net		(1,430)		(748)
Total stockholders' equity		26,947		26,482
Commitments, contingencies and other matters (notes 9, 10 and 12)				
Total liabilities and stockholders' equity	$	342,484	$	337,113

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2011, 2010 and 2009
(In thousands of dollars, except per share data)

	2011	2010	2009
Interest income:			
Interest and fees on loans	$ 15,726	$ 15,835	$ 16,622
Interest on securities:			
U.S. Government agencies	427	416	287
Corporate	-	3	42
States and political subdivisions (taxable)	110	159	133
States and political subdivisions (tax-exempt)	168	110	180
Other	83	84	41
Interest on federal funds sold	3	4	11
Total interest income	16,517	16,611	17,316
Interest expense:			
Interest on deposits:			
Savings and NOW accounts	728	1,271	1,264
Time - under $100,000	2,347	3,056	4,115
Time - $100,000 and over	1,351	1,508	1,929
Other interest expense	-	-	4
Total interest expense	4,426	5,835	7,312
Net interest income	12,091	10,776	10,004
Provision for loan losses (note 4)	2,227	1,878	1,530
Net interest income after provision for loan losses	9,864	8,898	8,474
Noninterest income:			
Service charges on deposit accounts	1,443	1,498	1,516
Commissions and fees	713	524	470
Mortgage loan fees	451	571	547
Service charges on loan accounts	248	237	273
Other operating income	398	304	342
Total noninterest income	3,253	3,134	3,148
Noninterest expense:			
Salaries and employee benefits (note 7)	6,268	5,973	6,069
Occupancy expense	708	740	697
Furniture and equipment expense	1,059	1,001	1,066
Office supplies and printing	213	277	288
Federal deposit insurance premiums	413	501	621
Capital stock tax	229	226	226
Advertising expense	103	122	116
Other operating expenses	2,551	2,197	2,088
Total noninterest expense	11,544	11,037	11,171
Income before income tax expense	1,573	995	451
Income tax expense (note 8)	510	308	100
Net income	$ 1,063	$ 687	$ 351
Basic net income per share (note 1(o))	$ 0.71	$ 0.46	$ 0.24
Diluted net income per share (note1(o))	$ 0.71	$ 0.46	$ 0.24

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2011, 2010 and 2009
(In thousands of dollars, except share and per share data)

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Total
Balances, December 31, 2008	1,485,089	$ 4,455	$ 787	$ 21,102	$ (1,425)	$ 24,919
Net income	-	-	-	351	-	351
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $41	-	-	-	-	68	68
Adjustment to apply ASC topic, Compensation-Retirement Benefits, net of tax of $340					660	660
Comprehensive income						1,079
Cash dividends declared by Bankshares ($0.10 per share)	-	-	-	(147)	-	(147)
Balances, December 31, 2009	1,485,089	$ 4,455	$ 787	$ 21,306	$ (697)	$ 25,851
Net income	-	-	-	687	-	687
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $33	-	-	-	-	(88)	(88)
Adjustment to apply ASC topic, Compensation-Retirement Benefits, net of tax of $19					37	37
Comprehensive income						636
Issuance of restricted stock and related expense	10,500	7	16			23
Stock-based compensation expense			47			47
Cash dividends declared by Bankshares ($0.05 per share)	-	-	-	(75)	-	(75)
Balances, December 31, 2010	1,495,589	$ 4,462	$ 850	$ 21,918	$ (748)	$ 26,482
Net income	-	-	-	1,063	-	1,063
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $99	-	-	-	-	189	189
Adjustment to apply ASC topic, *Compensation-Retirement Benefits*, net of tax of $449					(871)	(871)
Comprehensive income						381
Issuance of restricted stock and related expense	1,000	11	24			35
Stock-based compensation expense			49			49
Balances, December 31, 2011	1,496,589	$ 4,473	$ 923	$ 22,981	$ (1,430)	$ 26,947

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2011, 2010 and 2009
(In thousands of dollars)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 1,063	$ 687	$ 351
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of bank premises and equipment	544	522	514
Accretion (Amortization) of unearned fees, net	13	30	(67)
Net amortization of premiums and discounts on securities	65	56	51
Provision for loan losses	2,227	1,878	1,530
Provision for deferred income taxes	(169)	(327)	(218)
Net realized gain on securities	-	-	(33)
Accrual of stock option vesting	84	70	-
Net decrease (increase) in:			
Accrued interest receivable	68	113	25
Prepaid FDIC insurance	385	466	(1,842)
Other assets	(1,620)	774	646
Net increase (decrease) in:			
Accrued interest payable	(81)	(113)	(259)
Other liabilities	1,548	(450)	68
Net cash provided by operating activities	4,127	3,706	766
Cash flows from investing activities:			
Purchases of held-to-maturity securities	(1,550)	(5,672)	-
Purchases of available-for-sale securities	(13,111)	(15,325)	(12,257)
Proceeds from maturities and calls of held-to-maturity securities	-	2,250	1,464
Proceeds from maturities and calls of available-for-sale securities	16,297	11,909	2,835
Proceeds from paydowns and maturities of available-for-sale mortgage-backed securities	334	300	928
Proceeds from sales of available-for-sale mortgage-backed securities	-	-	892
Sale (purchase) of Federal Home Loan Bank stock	51	-	149
Purchase of Federal Reserve Stock	(2)	(30)	(30)
Collections on loan participations	-	-	382
Net (increase) decrease in loans made to customers	(4,422)	(1,199)	11,362
Purchases of bank premises and equipment	(149)	(226)	(1,096)
Net cash provided by (used in) investing activities	(2,552)	(7,993)	4,629

Continued

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2010	2009
Cash flows from financing activities:			
Net increase in demand, savings and NOW deposits	16,805	13,407	20,158
Net increase (decrease) in time deposits	(13,366)	(8,572)	(5,272)
Borrowing (repayments) of note payable to Federal Home Loan Bank	-	-	(5,000)
Borrowing under line of credit	-	-	1,000
Cash dividends paid	-	(75)	(147)
Net cash provided by financing activities	3,439	4,760	10,739
Net increase in cash and cash equivalents	5,014	473	16,134
Cash and cash equivalents, beginning of period	32,533	32,060	15,926
Cash and cash equivalents, end of period	$ 37,547	$ 32,533	$ 32,060
Supplemental disclosure of cash flows information			
Cash paid during the year for:			
Income taxes	$ 1,039	$ 300	$ -
Interest	4,507	5,948	7,571
Supplemental schedule of noncash investing and financing activities:			
Transfer of loans to (from) repossessed properties	$ (82)	$ 152	$ 73
Loans charged against the allowance for loan losses	2,488	1,765	2,056
Unrealized gains (losses) on available-for-sale securities	287	(122)	105
Defined benefit plan adjustment per ASC topic *Compensation-Retirement Benefits*	(1,319)	56	1,000

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies and Practices

Pinnacle Bankshares Corporation, a Virginia corporation (Bankshares), was organized in 1997 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bankshares is headquartered in Altavista, Virginia. Bankshares conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First National Bank (the Bank). Bankshares exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish. The Company has a single reportable segment for purposes of segment reporting.

The accounting and reporting policies of Bankshares and its wholly owned subsidiary (collectively, the Company), conform to accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a summary of the more significant accounting policies and practices:

(a) Consolidation

The consolidated financial statements include the accounts of Bankshares and the Bank. All material intercompany balances and transactions have been eliminated.

(b) Securities

The Company classifies its securities in three categories: (1) debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in accumulated other comprehensive income, a separate component of stockholders' equity, net of deferred taxes. Fair value is determined from quoted prices obtained and reviewed by management from FT (Financial Times) Interactive Data in cooperation with a correspondent bank, the Company's third–party bond accountant. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts on a basis, which approximates the level yield method. As of December 31, 2011, the Company does not maintain trading securities. Gains or losses on disposition are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method on a trade date basis.

The Company assesses other-than-temporary impairment ("OTTI") or permanent impairment based upon whether it intends to sell a security or if it is likely that it would be required to sell the security before recovery of the amortized cost basis of the investment, which may be maturity. For debt securities, if the Company intends to sell the security or it is likely that the Company will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income (OCI). Impairment losses related to all other factors are presented as separate categories within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the amount recorded in OCI increases the carrying value of the investment and does not affect earnings. If there is an indication of additional credit losses the security is re-evaluated according to the procedures described above

(c) *Restricted Equity Investments*

As a member of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB) of Atlanta, the Company is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Company's capital and a percentage of qualifying assets.

In addition, the Company is eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans, and the Company's capital stock investment in the FHLB.

Management periodically evaluates FHLB of Atlanta stock for other-than-temporary or permanent impairment. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB.

(d) *Borrowings*

At December 31, 2011, the Company's available borrowing limit with the FHLB was approximately $44,810. The Company had $0 in borrowings from the FHLB outstanding at December 31, 2011 and 2010. Bankshares also has a $5,000 line of credit with a corresponding bank with $2,000 outstanding as of December 31, 2011 and $2,000 outstanding as of December 31, 2010 with a 5.00% interest rate that matures on June 30, 2012.

(e) *Loans and Allowance for Loan Losses*

Loans are stated at the amount of unpaid principal, reduced by unearned income and fees on loans, and an allowance for loan losses. Income is recognized over the terms of the loans using methods that approximate the level yield method. The allowance for loan losses is a cumulative valuation allowance consisting of an annual provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to operating expenses is the amount necessary in management's judgment to maintain the allowance for loan losses at a level it believes adequate to absorb probable losses inherent in the loan portfolio. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, delinquencies, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Management uses historical loss data by loan type as well as current economic factors in its calculation of allowance for loan loss. Management also uses qualitative factors such as changes in lending policies and procedures, changes in national and local economies, changes in the nature and volume of the loan portfolio, changes in experience of lenders and the loan department, changes in volume and severity of past due and classified loans, changes in quality of the Company's loan review system, the existence and effect of concentrations of credit and external factors such as competition and regulation in its allowance for loan loss calculation. Each qualitative factor is evaluated and applied to each type of loan in the Company's portfolio and a percentage of each loan is reserved as allowance. A percentage of each loan type is also reserved according to the loan type's historical loss data. Larger percentages of allowance are taken as the risk for a loan is determined to be greater. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is uncollectible. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions or the Company's recent loss experience. It is reasonably possible that management's estimate of loan losses and the related allowance may change materially in the near term. However, the amount of change that is reasonably possible cannot be estimated. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Loans are charged against the allowance when, in management's opinion, they are deemed doubtful, although the Company continues to aggressively pursue collection. The Company considers a number of factors to determine the need for and timing of charge-offs including the following: whenever any commercial loan becomes past due for 120 days for any scheduled principal or interest payment and collection is considered uncollectible; whenever foreclosure on real estate collateral or liquidation of other collateral does not result in full payment of the obligation and the deficiency or some portion thereof is deemed uncollectible, the uncollectible portion shall be charged-off; whenever any installment loan becomes past due for 120 days and collection is considered unlikely; whenever any repossessed vehicle remains unsold for 60 days after repossession; whenever a bankruptcy notice is received on any installment loan and review of the facts results in an assessment that all or most of the balance will not be collected, the loan will be placed in non-accrual status; whenever a bankruptcy notice is received on a small, unsecured, revolving installment account; and whenever any other small, unsecured, revolving installment account becomes past due for 180 days.

Interest related to non-accrual loans is recognized on the cash basis. Loans are generally placed in non-accrual status when the collection of principal and interest is 90 days or more past due, unless the obligation relates to a consumer or residential real estate loan or is both well-secured and in the process of collection.

Impaired loans are required to be presented in the financial statements at net realizable value of the expected future cash flows or at the fair value of the loan's collateral. Homogeneous loans such as real estate mortgage loans, individual consumer loans and home equity loans are evaluated collectively for impairment. Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans receivable are applied first to reduce interest on such loans to the extent of interest contractually due and any remaining amounts are applied to principal.

(f) Loan Origination and Commitment Fees and Certain Related Direct Costs

Loan origination and commitment fees and certain direct loan origination costs charged by the Company are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company amortizes these net amounts over the contractual life of the related loans or, in the case of demand loans, over the estimated life. Fees related to standby letters of credit are recognized over the commitment period.

(g) Bank Premises and Equipment

Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line and declining-balance methods over the estimated useful lives of the assets. Depreciable lives include 15 years for land improvements, 40 years for buildings, and 3 to 7 years for equipment, furniture and fixtures. The cost of assets retired and sold and the related accumulated depreciation are eliminated from the accounts and the resulting gains or losses are included in determining net income. Expenditures for maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

(h) Goodwill

The Company carries goodwill totaling $539 as of December 31, 2011 and 2010. The Company performs a goodwill impairment analysis on an annual basis as of December 31. Additionally, the Company performs a goodwill impairment evaluation on an interim basis when events or circumstances indicate impairment potentially exists. The Company performed goodwill impairment testing in the fourth quarter of 2011 because Bankshares' common stock had been trading below book value per share in 2011. The test performed evaluated impairment pursuant to ASC Topic *Goodwill and Other Intangible Assets* using a market comparable approach, a comparable transactions approach and a discounted cash flow approach. Management determined that no goodwill impairment charge was required because the fair value of the Company was not less than the Company's carrying value. Management will continue to monitor the relationship of Bankshares' market capitalization to both its book value and tangible book value, which management attributes to both financial services industry-wide and Company-specific factors, and to evaluate the carrying value of goodwill.

While management has a plan to return the Company's business fundamentals to levels that support Bankshares' common stock trading at or above book value per common share, there is no assurance that the plan will be successful, or that the market price of the common stock will increase to such levels in the foreseeable future. If Bankshares' common stock price continues to trade below book value per common share, the Company may have to recognize an impairment of all, or some portion of, its goodwill.

(i) Foreclosed Assets

Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. At time of foreclosure, the properties are recorded at the fair value less costs to sell. Subsequently, these properties are carried at the lower of cost or fair value less estimated costs to sell. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged to expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

(j) Impairment or Disposal of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Pension Plan

The Company maintains a noncontributory defined benefit pension plan, which covers substantially all of its employees. The net periodic pension expense includes a service cost component, interest on the projected benefit obligation, a component reflecting the actual return on plan assets, the effect of deferring and amortizing certain actuarial gains and losses, and the amortization of any unrecognized net transition obligation on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. The Company's funding policy is to make annual contributions in amounts necessary to satisfy the Internal Revenue Service's funding standards, to the extent that they are tax deductible.

ASC Topic 715, Defined Benefit Pension Plans requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. *Defined Benefit Plans* also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

(l) Advertising

The Company expenses advertising expenses as incurred. Advertising expenses totaled $103 in 2011, $122 in 2010 and $116 in 2009.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period that includes the enactment date.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

(n) Stock Options and Restricted Stock

The Company accounts for its stock based compensation plan under the provisions of ASC topic, *Share-Based Payment* which requires recognizing expense for options granted equal to the grant date fair value of the unvested amounts over their remaining vesting periods. There were 1,000 shares of restricted stock granted in 2011. There were 37,500 stock options and 10,500 shares of restricted stock granted in 2010. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases and cancellations of existing awards after the adoption of this standard.

(o) Net Income per Share

Basic net income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods indicated:

Year ended December 31, 2011		**Net income (numerator)**	**Shares (denominator)**		**Per share amount**
Basic net income per share	$	1,063	1,496,260	$	0.71
Effect of dilutive stock options		—	—		
Diluted net income per share	$	1,063	1,496,260	$	0.71

Year ended December 31, 2010		**Net income (numerator)**	**Shares (denominator)**		**Per share amount**
Basic net income per share	$	687	1,492,137	$	0.46
Effect of dilutive stock options		—	—		
Diluted net income per share	$	687	1,492,137	$	0.46

Year ended December 31, 2009		**Net income (numerator)**	**Shares (denominator)**		**Per share amount**
Basic net income per share	$	351	1,485,089	$	0.24
Effect of dilutive stock options		—	—		
Diluted net income per share	$	351	1,485,089	$	0.24

(p) Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks (with original maturities of three months or less), and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

(q) Comprehensive Income

ASC topic *Comprehensive Income,* requires the Company to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on available-for-sale securities) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company's other comprehensive income consists of net income, and net unrealized gains (losses) on securities available-for-sale, net of income taxes, and adjustments relating to its defined benefit plan, net of income taxes.

(r) Fair Value Measurements

ASC topic, Fair Value Measurements and Disclosures establishes a framework for using fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with *Fair Value Measurements and Disclosures*, the Company groups its financial assets and financial liabilities in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The most significant instruments that the Company measures at fair value are available-for-sale securities. All available-for-sale securities fall into Level 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows:

Level 1 – Valuations are based on quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 – Valuations for assets and liabilities are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities, model-based valuation techniques, or other observable inputs.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining fair value assigned to such assets and liabilities.

(s) ***Use of Estimates***

In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and revenues and expenses for the years ended December 31, 2011, 2010 and 2009. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

(t) ***Current Accounting Developments***

In April 2011, the FASB issued ASU No. 2011-02, A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring. The Update provides additional guidance relating to when creditors should classify loan modifications as troubled debt restructurings. The ASU also ends the deferral issued in January 2010 of the disclosures about troubled debt restructurings required by ASU No. 2010-20. The provisions of ASU No. 2011-02 and the disclosure requirements of ASU No. 2010-20 are effective for the Company's interim reporting period ending September 30, 2011. The guidance applies retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. The Update amends existing guidance to remove from the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and, as well, the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for the Company's reporting period beginning on or after December 15, 2011. The guidance applies prospectively to transactions or modification of existing transactions that occur on or after the effective date and early adoption is not permitted. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The Update amends existing guidance regarding the highest and best use and valuation premise by clarifying these concepts are only applicable to measuring the fair value of nonfinancial assets. The Update also clarifies that the fair value measurement of financial assets and financial liabilities which have offsetting market risks or counterparty credit risks that are managed on a portfolio basis, when several criteria are met, can be measured at the net risk position. Additional disclosures about Level 3 fair value measurements are required including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation process in place, and discussion of the sensitivity of fair value changes in unobservable inputs and interrelationships about those inputs as well disclosure of the level of the fair value of items that are not measured at fair value in the financial statements but disclosure of fair value is required. The provisions of ASU No. 2011-04 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied prospectively. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. The Update amends current guidance to allow a company the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions do not change the items that must be reported in other comprehensive income or when an item of other comprehensive must to reclassified to net income. The amendments do not change the option for a company to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense (benefit) related to the total of other comprehensive income items. The amendments do not affect how earnings per share is calculated or presented. The provisions of ASU No. 2011-05 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted and there are no required transition disclosures. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The ASU defers indefinitely the requirement to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. The Company is currently in the process of evaluating the Updates but does not expect either will have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. With the Update, a company testing goodwill for impairment now has the option of performing a qualitative assessment before calculating the fair value of the reporting unit (the first step of goodwill impairment test). If, on the basis of qualitative factors, the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. Additionally, new examples of events and circumstances that an entity should consider in performing its qualitative assessment about whether to proceed to the first step of the goodwill impairment have been made to the guidance and replace the previous guidance for triggering events for interim impairment assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The update requires an entity to offset, and present as a single net amount, a recognized eligible asset and a recognized eligible liability when it has an unconditional and legally enforceable right of setoff and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

(2) Restrictions on Cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were approximately $2,694 and $4,731 for the weeks including December 31, 2011 and 2010, respectively.

(3) Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities at December 31, 2011 and 2010 are as follows:

Available-for-Sale		2011 Amortized costs	Gross unrealized gains	Gross unrealized losses	Fair values
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	14,567	174	(3)	14,738
Obligations of states and political subdivisions		2,841	139	—	2,980
Mortgage-backed securities – government		875	77	—	952
Other securities		110	—	—	110
Total available-for-sale	$	18,393	390	(3)	18,780

Held-to-Maturity		2011 Amortized costs	Gross unrealized gains	Gross unrealized losses	Fair values
Obligations of states and political subdivisions	$	5,989	176	—	6,165

Available-for-Sale		2010 Amortized costs	Gross unrealized gains	Gross unrealized losses	Fair values
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	17,247	168	(219)	17,196
Obligations of states and political subdivisions		3,381	90	—	3,471
Mortgage-backed securities – government		1,211	60	—	1,271
Other securities		110	—	—	110
Total available-for-sale	$	21,949	318	(219)	22,048

Held-to-Maturity		2010 Amortized costs	Gross unrealized gains	Gross unrealized losses	Fair values
Obligations of states and political subdivisions	$	4,469	34	(103)	4,400

The following table shows the gross unrealized losses and fair value of the Company's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011:

		Less than 12 months		Total	
Description of Securities		Fair value	Gross unrealized losses	Fair value	Gross Unrealized losses
Obligations of states and political subdivisions	$	2,035	3	2,035	3
Total temporarily impaired securities	$	2,035	3	2,035	3

The Company does not consider the unrealized losses other-than-temporary losses based on the volatility of the securities market price involved, the credit quality of the securities, and the Company's ability, if necessary, to hold the securities until maturity. The securities include 3 bonds that have continuous losses for less than 12 months and no bonds that have continuous losses for more than 12 months. The $2,035 in securities in which there is an unrealized loss of $3 includes unrealized losses ranging from less than $1 to $3, or from 0.07% to 2.12%, of the original cost of the investment. Gross realized gains on securities sold in 2011 totaled $0 and $0 in 2010 and $33 in 2009. There were no gross realized losses on securities sold in 2011, 2010 and 2009.

The following table shows the gross unrealized losses and fair value of the Company's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010:

	Less than 12 months		Total	
Description of Securities	**Fair value**	**Gross unrealized losses**	**Fair value**	**Gross Unrealized losses**
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 7,106	219	7,106	219
Obligations of states and political subdivisions	2,859	103	2,859	103
Total temporarily impaired securities	$ 9,965	322	9,965	322

The Company does not consider the unrealized losses other-than-temporary losses based on the volatility of the securities market price involved, the credit quality of the securities, and the Company's ability, if necessary, to hold the securities until maturity. The securities include 13 bonds that have continuous losses for less than 12 months and no bonds that have continuous losses for more than 12 months. The $9,965 in securities in which there is an unrealized loss of $322 includes unrealized losses ranging from less than $4 to $46 or from 0.67% to 5.37% of the original cost of the investment.

The amortized costs and fair values of available-for-sale and held-to-maturity securities at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2011			
	Available-for-Sale		Held-to-Maturity	
	Amortized costs	**Fair values**	**Amortized costs**	**Fair values**
Due in one year or less	$ 6,133	6,141	500	515
Due after one year through five years	4,976	5,093	3,363	3,438
Due after five years through ten years	5,922	6,034	2,126	2,212
Due after ten years	487	560	—	—
	17,518	17,828	5,989	6,165
Mortgage-backed securities	875	952	—	—
Totals	$ 18,393	18,780	5,989	6,165

Securities with amortized costs of approximately $5,158 and $3,364 (fair values of $5,335 and $3,460, respectively) as of December 31, 2011 and 2010, respectively, were pledged as collateral for public deposits and to the Federal Reserve for overdraft protection.

(4) Loans, Allowance for Loan Losses and Credit Quality

A summary of loans at December 31, 2011 and 2010 follows:

		2011	2010
Real estate loans:			
Residential-mortgage	$	109,001	103,998
Residential-construction		7,005	7,371
Commercial		86,293	87,216
Loans to individuals for household, family and other consumer expenditures		46,954	47,545
Commercial and industrial loans		21,756	22,794
All other loans		238	262
Total loans, gross		271,247	269,186
Less unearned income and fees		(109)	(119)
Loans, net of unearned income and fees		271,138	269,067
Less allowance for loan losses		(4,015)	(4,037)
Loans, net	$	267,123	265,030

In the normal course of business, the Bank has made loans to executive officers and directors. At December 31, 2011, loans to executive officers and directors totaled $160 compared to $195 at December 31, 2010. During 2011, new loans made to executive officers and directors totaled $25 and repayments amounted to approximately $60. Loans to companies in which executive officers and directors have an interest amounted to $781 and $859 at December 31, 2011 and 2010, respectively. One director, which had outstanding personal loans and loans to companies in which the director has an interest, retired during 2010. All such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk of collectability or present other unfavorable features.

Activity in the allowance for loan losses for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

		2011	2010	2009
Balances at beginning of year	$	4,037	3,723	3,969
Provision for loan losses		2,227	1,878	1,530
Loans charged off		(2,487)	(1,765)	(2,057)
Loan recoveries		238	201	281
Balances at end of year	$	4,015	4,037	3,723

The following table presents information on the Company's allowance for loan losses and recorded investment in loans:

Allowance for Loan Losses and Recorded Investment in Loans
For the Year Ended December 31, 2011

	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for Loan Losses:					
Beginning balance	$258	$264	$424	$3,091	$4,037
Chargeoffs	109	461	506	1,412	2,488
Recoveries	37	4	172	26	239
Provision	262	1,682	304	(21)	2,227
Ending Balance	$448	$1,489	$394	$1,684	$4,015

	Commercial	Commercial Real Estate	Consumer	Residential	Total
Ending balance: individually evaluated for impairment	-	-	-	-	-
Ending balance: collectively evaluated for impairment	$ 448	$1,489	$394	$1,684	$4,015
Loans:					
Total loans ending balance	$21,756	$86,293	$47,192	$116,006	$271,247
Ending balance: individually evaluated for impairment	78	288	46	4,296	4,708
Ending balance: collectively evaluated for impairment	$21,678	$86,005	$47,146	$111,710	$266,539

For the Year Ended December 31, 2010

	Commercial	Commercial Real Estate	Consumer	Residential	Total
Ending balance: individually evaluated for impairment	-	-	-	$29	$29
Ending balance: collectively evaluated for impairment	$ 258	$264	$424	$ 3,062	$4,008
Loans:					
Total loans ending balance	$22,794	$87,216	$47,807	$111,369	$269,186
Ending balance: individually evaluated for impairment	13	924	52	6,084	7,073
Ending balance: collectively evaluated for impairment	$22,781	$86,292	$47,755	$105,285	$262,113

The following table represents an age analysis of the Company's past due loans:

Age Analysis of Past Due Loans

As of December 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment> 90 Days and Accruing
Commercial	$188	$5	$77	$270	$21,486	$21,756	$-
Commercial real estate	66	24	288	378	85,915	86,293	-
Consumer	417	93	49	559	46,633	47,192	3
Residential	668	93	4,297	5,058	110,948	116,006	-
Total	$1,339	$215	$4,711	$6,265	$264,982	$271,247	$3

As of December 31, 2010

	30-59 Days Past Due	60-69 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment> 90 Days and Accruing
Commercial	$96	$51	$13	$160	$22,634	$22,794	$-
Commercial real estate	111	377	1,098	1,586	85,630	87,216	173
Consumer	394	144	90	628	47,179	47,807	38
Residential	1,795	744	6,642	9,181	102,188	111,369	559
Total	$2,396	$1,316	$7,843	$11,555	$257,631	$269,186	$770

Nonaccrual loans amounted to approximately $4,708 and $7,073 at December 31, 2011 and 2010, respectively. There were no commitments to lend additional funds to customers whose loans were on nonaccrual status at December 31, 2011.

At December 31, 2011, 2010 and 2009, the recorded investment in loans for which impairment has been identified totaled approximately $5,942, $7,073 and $2,619 respectively, with corresponding valuation allowances of approximately $0, $29 and $318, respectively. The average recorded investment in impaired loans receivable during 2011, 2010 and 2009 was approximately $5,506, $6,513 and $4,194, respectively. Interest income recognized on a cash basis on impaired loans during 2011, 2010 and 2009 was approximately $155, $307 and $354, respectively.

The following presents information on the Company's nonaccrual loans:

Loans in Nonaccrual Status

As of December 31, 2011 and 2010

	2011	2010
Commercial	$78	$13
Commercial real estate	288	924
Consumer	46	52
Residential	4,296	6,084
Total	$4,708	$7,073

The Company had four restructured loans totaling $3,766 at December 31, 2011 and had four restructured loans totaling $3,262 at December 31, 2010.

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories.

Rate Modification is a modification in which the interest rate is changed.

Term Modification is a modification in which the maturity date, timing of payments or frequency of payments is changed.

Interest Only Modification is a modification in which the loan is converted to interest only payments for a period of time.

Payment Modification is a modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification is any other type of modification, including the use of multiple categories above.

There were no available commitments for troubled debt restructurings outstanding as of December 31, 2011 or December 31, 2010.

The following tables present troubled debt restructurings as of December 31, 2011 and 2010:

December 31, 2011

	Accrual Status	Non-Accrual Status	Total Modifications
Commercial	$ -	$ -	$ -
Commercial real estate	677	-	677
Consumer	-	-	-
Residential	557	2,532	3,089
Total	$1,234	$2,532	$3,766

December 31, 2010

	Accrual Status	Non-Accrual Status	Total Modifications
Commercial	$ -	$ -	$ -
Commercial real estate	687	-	687
Consumer	39	-	39
Residential	558	1,978	2,536
Total	$ 1,284	$ 1,978	$ 3,262

The Company's policy is that loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospect for future payment in accordance with the loan agreement appears relatively certain. The Company's policy generally deems six months of payment performance as sufficient to warrant a return to accrual status.

The following tables present newly restructured loans that occurred during the years ended December 31, 2011 and 2010, respectively:

Year ended December 31, 2011

		Rate		Term		Interest-Only		Payment		Combination		Total
	#	Modifications	#	Modifications	#	Modifications	#	Modifications	#	Modifications	#	Modifications
Pre-Modification Outstanding Recorded Investment												
Commercial	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Commercial real estate	-	-	-	-	-	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-	-	-	-	-	-
Residential	-	-	-	-	-	-	-	-	1	490	1	490
Total	-	$ -	-	$ -	-	$ -	-	$ -	1	$ 490	1	$ 490

		Rate		Term		Interest-Only		Payment		Combination		Total
	#	Modifications	#	Modifications	#	Modifications	#	Modifications	#	Modifications	#	Modifications
Post-Modification Outstanding Recorded Investment												
Commercial	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Commercial real estate	-	-	-	-	-	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-	-	-	-	-	-
Residential	-	-	-	-	-	-	-	-	1	555	1	555
Total	-	$ -	-	$ -	-	$ -	-	$ -	1	$ 555	1	$ 555

Year ended December 31, 2010

	#	Rate Modifications	#	Term Modifications	#	Interest-Only Modifications	#	Payment Modifications	#	Combination Modifications	#	Total Modifications
Pre-Modification Outstanding Recorded Investment												
Commercial	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Commercial real estate	-	-	-	-	-	-	-	-	1	780	1	780
Consumer	-	-	-	-	-	-	-	-	1	40	1	40
Residential	-	-	-	-	-	-	-	-	2	2,407	2	2,407
Total	-	$ -	-	$ -	-	$ -	-	$ -	4	$ 3,227	4	$ 3,227

	#	Rate Modifications	#	Term Modifications	#	Interest-Only Modifications	#	Payment Modifications	#	Combination Modifications	#	Total Modifications
Post-Modification Outstanding Recorded Investment												
Commercial	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -
Commercial real estate	-	-	-	-	-	-	-	-	1	800	1	800
Consumer	-	-	-	-	-	-	-	-	1	40	1	40
Residential	-	-	-	-	-	-	-	-	2	2,682	2	2,682
Total	-	$ -	-	$ -	-	$ -	-	$ -	4	$ 3,522	4	$ 3,522

The following table represents financing receivables modified as troubled debt restructurings and with a payment default, with the payment default occurring (i) within 12 months of the restructure date (ii) during the year ended December 31, 2011 and 2010, respectively:

	Year ended			
	December 31, 2011		December 31, 2010	
	#		#	
Commercial real estate		$ -		$ -
Consumer	1	44	-	-
Residential	-	-	-	-
Total	1	555	-	-
	2	$599	-	$ -

The following table presents information on the Company's impaired loans and their related allowance for loan recording:

Impaired Loans
For the Year Ended December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$78	$78	-	$39	$1
Commercial real estate	965	965	-	945	12
Consumer	46	46	-	51	-
Residential	4,853	4,853	-	5,429	142
With allowance recorded:					
Commercial	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Consumer	-	-	-	-	-
Residential	-	-	-	40	-
Total:					
Commercial	78	78	-	39	1
Commercial real estate	965	965	-	945	12
Consumer	46	46	-	51	-
Residential	$4,853	$4,853	$-	$5,469	$142

For the Year Ended December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$13	$13	-	$14	-
Commercial real estate	924	924	-	478	79
Consumer	52	52	-	109	1
Residential	6,004	6,004	-	5,832	227
With allowance recorded:					
Commercial	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Consumer	-	-	-	-	-
Residential	80	80	29	80	-
Total:					
Commercial	13	13	-	14	-
Commercial real estate	924	924	-	478	79
Consumer	52	52	-	109	1
Residential	$6,084	$6,084	$29	$5,912	$227

The Company utilizes a risk rating matrix to assign a risk grade to each of its loans. A description of the general characteristics of the risk grades is as follows:

Pass – These loans range have minimal and acceptable credit risk.

Special Mention – These loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard – These loans are inadequately protected by the net worth or paying capacity of the obligor or collateral pledged, if any. Loans classified as substandard must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. A substandard loan is characterized by the distinct probability that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – These loans have all of the weakness inherent in one classified as substandard with the added characteristic that the weaknesses make collection liquidation in full, on the basis of the currently existing facts, conditions and values, highly questionable and improbable.

The following table illustrates the Company's credit quality indicators:

Credit Quality Indicators
As of December 31, 2011

Credit Exposure	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$17,752	$76,879	$47,058	$106,431	$248,120
Special Mention	3,636	5,754	-	1,549	10,939
Substandard	368	3,660	134	8,026	12,188
Doubtful	-	-	-	-	-
Total	$21,756	$86,293	$47,192	$116,006	$271,247

As of December 31, 2010

Credit Exposure	Commercial	Commercial Real Estate	Consumer	Residential	Total
Pass	$21,978	$74,230	$47,621	$97,666	$241,495
Special Mention	678	10,556	67	3,673	14,974
Substandard	138	2,430	119	9,647	12,334
Doubtful	-	-	-	383	383
Total	$22,794	$87,216	$47,807	$111,369	$269,186

(5) Bank Premises and Equipment

Bank premises and equipment, net were comprised of the following as of December 31, 2011 and 2010:

	2011	2010
Land improvements	$ 453	453
Buildings	6,042	6,036
Equipment, furniture and fixtures	4,652	4,575
	11,147	11,064
Less accumulated depreciation	(6,290)	(5,812)
	4,857	5,252
Land	1,680	1,680
Bank premises and equipment, net	$ 6,537	6,932

(6) Deposits

A summary of deposits at December 31, 2011 and 2010 follows:

		2011	2010
Noninterest-bearing demand deposits	$	33,432	31,184
Interest-bearing:			
Savings and money market accounts		64,862	52,309
NOW accounts		67,639	65,635
Time deposits – under $100,000		98,229	108,582
Time deposits – $100,000 and over		46,231	49,244
Total interest-bearing deposits		276,961	275,770
Total deposits	$	310,393	306,954

At December 31, 2011, the scheduled maturity of time deposits is as follows: $47,825 in 2012; $46,293 in 2013; $20,600 in 2014; $24,208 in 2015 and $5,534 in 2016.

In the normal course of business, the Bank has received deposits from executive officers and directors. At December 31, 2011 and 2010, deposits from executive officers and directors were approximately $3,602 and $3,476, respectively. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

(7) Employee Benefit Plans

The Bank maintains a noncontributory defined benefit pension plan that covers substantially all of its employees. Benefits are computed based on employees' average final compensation and years of credited service. Pension expense amounted to approximately $557, $340 and $423 in 2011, 2010 and 2009, respectively. The change in benefit obligation, change in plan assets and funded status of the pension plan at December 31, 2011, 2010 and 2009 and pertinent assumptions are as follows:

Change in Benefit Obligation	Pension Benefits 2011	2010	2009
Benefit obligation at beginning of year	$ 6,697	6,253	5,814
Service cost	329	308	264
Interest cost	365	371	347
Actuarial loss	1,026	231	21
Benefits paid	(1,644)	(466)	(193)
Settlement Loss	119	—	—
Benefit obligation at end of year	$ 6,892	6,697	6,253
Change in Plan Assets			
Fair value of plan assets at beginning of year	5,024	4,865	3,847
Actual return on plan assets	(38)	625	1,210
Employer contribution	1,047	—	—
Benefit paid	(1,644)	(466)	(193)
Fair value of plan assets at end of year	$ 4,389	5,024	4,864
Funded Status at the End of the Year	(2,503)	(1,673)	(1,388)
Amounts Recognized in the Balance Sheet			
Other liabilities, accrued pension	(2,503)	(1,673)	(1,388)
Amounts Recognized in Accumulated Other Comprehensive Income Net of Tax Effect			
Unrecognized net actuarial loss	1,684	814	846
Prior service cost	—	—	3
Net obligation in transition	—	—	2
Benefit obligation included in accumulated other comprehensive income	$ 1,684	814	851
Funded Status			
Benefit obligation	(6,892)	(6,697)	(6,253)
Fair value of assets	4,389	5,024	4,864
Unrecognized net actuarial loss	2,553	1,233	1,282
Unrecognized net obligation at transition	—	—	4
Unrecognized prior service cost	—	—	4
(Accrued)/prepaid benefit cost included in the balance sheet	$ 50	(440)	(99)

Weighted Average Assumptions as of December 31, 2011 and 2010 and September 30, 2009:	Pension Benefits 2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%	4.00%

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income Net of Tax Effect	Pension Benefits 2011	2010	2009
Net (gain)/loss	$ 871	(32)	(654)
Prior service cost	-	-	-
Amortization of prior service cost	-	(3)	(3)
Net obligation at transition	-	-	-
Amortization of net obligation at transition	-	(2)	(3)
Total recognized in other comprehensive income	$ 871	(37)	(660)
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ 1,877	285	(578)

The estimated portion of prior service cost and net transition obligation included in accumulated other comprehensive income that will be recognized as a component of net periodic pension cost over the next fiscal year are each $0.

The Company selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of return expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, and higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose – the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The components of net pension benefit cost under the plan for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

		Pension Benefits	
	2011	2010	2009
Service cost	$ 329	308	265
Interest cost	364	371	347
Expected return on plan assets	(459)	(383)	(306)
Recognized net (gain)/loss due to settlement	287		
Net amortization	—	6	9
Recognized net actuarial loss	36	38	108
Net pension benefit cost	$ 557	340	423

Projected Benefit Payments

The projected benefit payments under the plan are summarized as follows for the years ending December 31:

2012	$ 29
2013	52
2014	75
2015	98
2016	193
2017-2021	1,532

Plan Asset Allocation

Plan assets are held in a pooled pension trust fund administered by the Virginia Bankers Association. The pooled pension trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 20% fixed income and 80% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the pension plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Virginia Bankers Association to administer the investments of the pooled pension trust fund within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds-fixed income and equity funds: Valued at the net asset value of shares held at year-end.

Cash and equivalents: Valued at cost which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement as of December 31, 2011.

The following table presents the fair value of the assets, by asset category, at December 31, 2011 and 2010.

	2011	2010
Cash and equivalents	$ 263	$ -
Mutual funds-fixed income	966	1,055
Mutual funds-equity	3,160	3,969
Total assets at fair value	$ 4,389	$ 5,024

The following table sets forth by level, within the fair value hierarchy, the assets carried at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Cash and equivalents	$ 263	$ -	$ -	$ 263
Mutual funds-fixed income	966	-	-	966
Mutual funds-equity	3,160	-	-	3,160
Total assets at fair value	$ 4,389	$ -	$ -	$ 4,389

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Cash and equivalents	$ -	$ -	$ -	$ -
Mutual funds-fixed income	1,055	-	-	1,055
Mutual funds-equity	3,969	-	-	3,969
Total assets at fair value	$ 5,024	$ -	$ -	$ 5,024

Contributions

The Company expects to contribute $489 to its pension plan in 2012.

The Company also has a 401(k) plan under which the Company matches employee contributions to the plan. In 2011 and 2010, the Company matched 100% of the first 1% of salary deferral and 50% of the next 5% of salary deferral to the 401(k) savings provision. The amount expensed for the 401(k) plan was $114 during the year ended December 31, 2011 and $110 during the year ended December 31, 2010.

(8) Income Taxes

Income tax expense (benefit) attributable to income before income tax expense for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

		2011	2010	2009
Current	$	230	612	(112)
Deferred		280	(304)	212
Total income tax expense	$	510	308	100

Reported income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

		2011	2010	2009
Computed "expected" income tax expense	$	535	338	154
Increase (reduction) in income tax expense resulting from:				
Tax-exempt interest		(61)	(39)	(71)
Disallowance of interest expense		5	4	7
Other, net		31	5	10
Reported income tax expense	$	510	308	100

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are as follows:

		2011	2010
Deferred tax assets:			
Loans, principally due to allowance for loan losses	$	957	1,066
Defined benefit plan valuation adjustments		868	419
Loans, due to unearned fees, net		19	23
Other		132	295
Total gross deferred tax assets		1,976	1,803
Deferred tax liabilities:			
Bank premises and equipment, due to differences in depreciation		(223)	(244)
Accrued pension, due to actual pension contributions in excess of accrual for financial reporting purposes		(17)	—
Net unrealized gains on available-for-sale securities		(131)	(34)
Other		(184)	(176)
Total gross deferred tax liabilities		(555)	(454)
Net deferred tax asset, included in other assets	$	1,421	1,349

The Bank has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 2011, 2010 and 2009, since realization of the entire gross deferred tax assets can be supported by the amounts of taxes paid during the carryback periods available under current tax laws.

The Company adopted the provisions of ASC topic, *Income Taxes*, on January 1, 2007 with no impact on the financial statements. The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2010 and 2011, and did not accrue any interest or penalties as of December 31, 2010 or 2011. The Company does not have an accrual for uncertain tax positions as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2008 and thereafter are subject to future examination by tax authorities.

(9) Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments may involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company requires collateral to support financial instruments when it is deemed necessary. The Bank evaluates such customers' creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, real estate, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk:

		2011	2010
Commitments to extend credit	$	54,161	56,910
Standby letters of credit	$	963	1,237

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. Unless renewed, substantially all of the Company's standby letters of credit commitments at December 31, 2011 will expire within one year. Management does not anticipate any material losses as a result of these transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

(10) Leases

The Company leases premises and equipment under various operating lease agreements. Generally, operating leases provide for one or more renewal options on the same basis as current rental terms. Certain leases require increased rentals under cost-of-living escalation clauses. The following are future minimum lease payments as required under the agreements:

Year	Payments
2012	$198
2013	141
2014	141
2015	141
2016	148
After 2016	1,861
Total	$2,630

The Company entered into a lease of the Amherst branch facility with an entity in which a director of the Company has a 50% ownership interest in 2009. The original term of the lease is twenty years and may be renewed at the Company's option for two additional terms of five years each. The Company's current rental payment under the lease is $130 annually.

(11) Concentrations of Credit Risk and Contingencies

The Company grants commercial, residential and consumer loans to customers primarily in the central Virginia area. The Company has a diversified loan portfolio that is not dependent upon any particular economic sector. As a whole, the portfolio is affected by general economic conditions in the central Virginia region.

The Company's commercial and real estate loan portfolios are diversified, with no significant concentrations of credit other than the geographic focus on the central Virginia region. The installment loan portfolio consists of consumer loans primarily for automobiles and other personal property. Overall, the Company's loan portfolio is not concentrated within a single industry or group of industries, the loss of any one or more of which would generate a materially adverse impact on the business of the Company.

The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property. Credit approval is principally a function of collateral and the evaluation of the creditworthiness of the borrower based on available financial information.

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's consolidated financial condition or results of operations.

(12) Dividend Restrictions and Capital Requirements

Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary Bank. For the years ended December 31, 2011 and 2010, dividends from the subsidiary Bank totaled $280 and $338, respectively.

Substantially all of Bankshares' retained earnings consist of undistributed earnings of its subsidiary Bank, which are restricted by various regulations administered by federal banking regulatory agencies. Under applicable federal laws, the Comptroller of the Currency restricts, without prior approval, the total dividend payments of the Bank in any calendar year to the net profits of that year, as defined, combined with the retained net profits for the two preceding years. At December 31, 2011, retained net profits of the Bank that were free of such restriction approximated $2,026.

Bankshares and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bankshares' consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bankshares and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2011, that Bankshares and the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from Office of the Comptroller of the Currency categorized Bankshares and the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Bankshares and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Bankshares and the Bank's category.

Bankshares and the Bank's actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2011:						
Total Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	$ 31,318	11.24%	$ 22,282	8.0%	$ N/A	N/A
Bank	32,763	11.79%	22,237	8.0%	27,797	10.0%
Tier 1 Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	27,837	9.99%	11,141	4.0%	N/A	N/A
Bank	29,281	10.53%	11,119	4.0%	16,678	6.0%
Tier 1 Capital (Leverage)						
(to Average Assets):						
Bankshares consolidated	27,837	8.12%	13,709	4.0%	N/A	N/A
Bank	29,281	8.56%	13,687	4.0%	17,109	5.0%

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010:						
Total Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	$ 29,689	10.61%	$ 22,380	8.0%	$ N/A	N/A
Bank	31,718	11.36%	22,342	8.0%	27,927	10.0%
Tier 1 Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	26,180	9.36%	11,190	4.0%	N/A	N/A
Bank	28,220	10.10%	11,190	4.0%	16,785	6.0%
Tier 1 Capital (Leverage)						
(to Average Assets):						
Bankshares consolidated	26,180	7.74%	13,521	4.0%	N/A	N/A
Bank	28,220	8.36%	13,505	4.0%	16,882	5.0%

(13) Disclosures about Fair Value of Financial Instruments

The ASC topic *Fair Value Option*, requires the Company to disclose estimated fair values of its financial instruments.

The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate that value.

(a) Cash and Due from Banks and Federal Funds Sold

The carrying amounts are a reasonable estimate of fair value.

(b) Securities

The fair value of securities is estimated based on bid prices as quoted on national exchanges or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations; so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(c) Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate - residential, real estate - other, loans to individuals and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

(d) Deposits and Note Payable to Federal Home Loan Bank

The fair value of demand deposits, NOW accounts, and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits, certificates of deposit and the note payable to the Federal Home Loan Bank is estimated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for deposits or borrowings of similar remaining maturities.

(e) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2011 and 2010, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Company's financial instruments are as follows at December 31, 2011 and 2010:

		2011		2010	
		Carrying amounts	Approximate fair values	Carrying amounts	Approximate fair values
Financial assets:					
Cash and due from banks	$	37,547	37,547	32,533	32,533
Securities:					
Available-for-sale		18,780	18,780	22,048	22,048
Held-to-maturity		5,989	6,165	4,469	4,400
Federal Reserve Bank Stock		137	137	135	135
Federal Home Loan Bank Stock		528	528	579	579
Loans, net of unearned income and fees		267,123	276,862	265,030	270,488
Total financial assets	$	330,104	340,019	324,794	330,183
Financial liabilities:					
Deposits	$	310,393	315,578	306,954	312,863
Line of credit		2,000	2,000	2,000	2,000
Total financial liabilities	$	312,393	317,578	308,954	314,863

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated funding needs and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and premises and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(f) Fair Value Methodologies

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-sale Securities

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available, and would in such case be included as a Level 1 asset. The Company currently carries no Level 1 securities. If quoted prices are not available, valuations are obtained from readily available pricing sources from independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. These would be classified as Level 2 assets. The Company's entire available-for-sale securities portfolio is classified as Level 2 securities. The Company currently carries no Level 3 securities for which fair value would be determined using unobservable inputs.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC topic, *Impairment of a Loan.* The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of a similar debt, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans at which fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with *Impairment of a Loan,* impaired loans where an allowance is established based on the fair value of the collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a nonrecurring Level 2 asset. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as a nonrecurring Level 3 asset.

Foreclosed Assets

Foreclosed assets are adjusted to fair value less estimated selling costs upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on observable market price or a current appraised value, the Company records the foreclosed asset as a nonrecurring Level 2 asset. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as a nonrecurring Level 3 asset.

Below are tables that present information about certain assets and liabilities measured at fair value:

Fair Value Measurements on December 31, 2011

Description	Total Carrying Amount in The Consolidated Balance Sheet	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$18,780	$18,780	NA	$18,780	NA
Impaired loans (nonrecurring)	$5,942	$5,942	NA	NA	$5,942
Foreclosed assets (nonrecurring)	$645	$645	NA	NA	$645

Fair Value Measurements on December 31, 2010

Description	Total Carrying Amount in The Consolidated Balance Sheet	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$22,048	$22,048	NA	$22,048	NA
Impaired loans (nonrecurring)	$7,073	$7,073	NA	NA	$7,073
Foreclosed assets (nonrecurring)	$474	$474	NA	NA	$474

The following table sets forth a summary of changes in the fair value of the Company's nonrecurring Level 3 assets for the year ended December 31, 2011:

	Level 3 Assets Year Ended December 31, 2011	
	Impaired Loans	Foreclosed Assets
Balance, beginning of the year	$ 7,073	$ 474
Purchases, sales, issuances, and settlements (net)	(1,131)	171
Balance, end of year	$ 5,942	$ 645

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2011.

(14) Parent Company Financial Information

Condensed financial information of Bankshares (Parent) is presented below:

Condensed Balance Sheets

		December 31, 2011	December 31, 2010
Assets			
Cash due from subsidiary	$	16	18
Investment in subsidiary, at equity		28,390	28,011
Other assets		567	478
Total assets	$	28,973	28,507
Liabilities and stockholders' equity			
Notes payable	$	2,000	2,000
Other liabilities		27	25
Total liabilities	$	2,027	2,025
Stockholders' equity			
Common stock of $3 par value, authorized 3,000,000 shares; issued and outstanding 1,486,089 shares in 2011 and 1,485,089 in 2010	$	4,473	4,462
Capital surplus		921	849
Retained earnings		22,981	21,918
Accumulated other comprehensive income (loss), net		(1,429)	(747)
Total stockholders' equity	$	26,946	26,482
Commitments, contingencies and other matters		—	—
Total liabilities and stockholders' equity	$	28,973	28,507

Condensed Statements of Income

		Years ended December 31, 2011	2010	2009
Income:				
Dividends from subsidiary	$	280	338	420
Expenses:				
Other expenses		296	264	265
Income before income tax benefit and equity in undistributed net income of subsidiary		(16)	74	155
Applicable income tax benefit		101	90	90
Income before equity in undistributed net income of subsidiary		85	164	245
Equity in undistributed net income of subsidiary		978	523	106
Net income	$	1,063	687	351

Condensed Statements of Cash Flows

		Years ended December 31,	
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 1,063	687	351
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(978)	(523)	(106)
Increase in other assets	(89)	(81)	(79)
Net cash provided by operating activities	(4)	83	166
Cash flows from investing activities:			
Additional investment in Bank	-	(1,000)	(1,000)
Net cash used in financing activity	-	(1,000)	(1,000)
Cash flows from financing activities			
Cash dividends paid	-	(75)	(147)
Draw on line of credit	-	1,000	1,000
Increase (decrease) in other liabilities	2	3	(24)
Net cash provided by (used in) financing activities	2	928	829
Net increase (decrease) in cash due from subsidiary	(2)	11	(5)
Cash due from subsidiary, beginning of year	18	7	12
Cash due from subsidiary, end of year	$ 16	18	7

(15) Stock-based Compensation

The Company has two incentive stock option plans. The 1997 Incentive Stock Plan (the 1997 Plan), pursuant to which the Company's Board of Directors could grant stock options to officers and key employees, became effective as of May 1, 1997. The 1997 Plan authorized grants of options to purchase up to 50,000 shares of the Company's authorized, but unissued common stock. Accordingly, 50,000 shares of authorized, but unissued common stock were reserved for use in the 1997 Plan. All stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. At December 31, 2011, there were no additional shares available for grant under the 1997 Plan as the plan expired on May 1, 2007.

The 2004 Incentive Stock Plan (the 2004 Plan), pursuant to which the Company's Board of Directors may grant stock options to officers and key employees, was approved by shareholders on April 13, 2004 and became effective as of May 1, 2004. The 2004 Plan authorizes grants of options to purchase up to 100,000 shares of the Company's authorized, but unissued common stock. Accordingly, 100,000 shares of authorized, but unissued common stock were reserved for use in the 2004 Plan. All stock options are granted with an exercise price equal to the stock's fair market value at the date of the grant. At December 31, 2011, there were 51,000 shares available for grant under the 2004 Plan.

Stock options generally have 10-year terms, vest at the rate of 20% per year, and become fully exercisable five years from the date of grant.

During 2011, 2010 and 2009, no stock options were exercised. On May 1, 2011, 1,000 shares of restricted stock that vests on the third anniversary of the grant date were granted to employees. On May 1, 2010, options to acquire 48,000 shares of common stock were granted to employees. Equity awards to acquire 37,500 shares were granted in the form of incentive stock options with tandem stock appreciation rights with a four year vesting period, and 10,500 shares of restricted stock that vests on the third anniversary of the grant date were granted to employees. During 2009, there was no stock-based compensation granted to employees.

At December 31, 2011, options for 7,500 shares were exercisable at an exercise price of $14.75 per share and options for 16,875 shares were exercisable at $9.00 per share.

The Company expensed $49 in 2011 in compensation expensed as a direct result of the issuance of the 45,000 incentive stock options with tandem stock appreciation rights and will recognize $26 in 2012, $13 in 2013 and $3 in 2014 in compensation expense related to unvested stock options. The fair value $3.96 per share of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 2.065%, expected volatility of 45.61%, a risk-free interest rate of 4.63%, and expected lives of 9 years.

The Company also expensed $35 in 2011 in compensation expensed as a direct result of the granting of 10,500 shares of restricted stock in 2010 and 1,000 shares of restricted stock in 2011 and will recognize $35 in 2012, $13 in 2013 and $2 in 2014. The restricted stock was granted at a market price of $9.00 per share

Stock option activity during the years ended December 31, 2011 and 2010 is as follows:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2009	17,000	$14.33
Forfeited	-	
Exercised	-	
Granted	37,500	9.00
Balance at December 31, 2010	54,500	$10.66
Forfeited	9,500	14.00
Exercised	-	
Granted	-	
Balance at December 31, 2011	45,000	$9.96

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at 12/31/11	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/2011	Weighted-Average Exercise Price
$ 14.75	7,500	0.6	14.75	7,500	14.75
9.00	37,500	8.4	9.00	9,375	9.00
	45,000	7.1	$ 9.96	16,875	$ 11.56

The aggregate intrinsic value of options outstanding was $0, of options exercisable was $0, and of options unvested and expected to vest was $0 at December 31, 2011.

The aggregate intrinsic value of restricted stock granted during 2011 was $104.

The total intrinsic value (market value on date of exercise less exercise price) of options exercised during the years ended December 31, 2011, 2010 and 2009 totaled $0, $0 and $0, respectively.

(16) Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2011, 2010 and 2009:

		2011			
		First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:					
Interest income	$	4,116	4,122	4,172	4,107
Interest expense		1,217	1,117	1,066	1,026
Net interest income		2,899	3,005	3,106	3,081
Provision for loan losses		673	709	309	536
Noninterest income		724	810	858	861
Noninterest expense		2,779	2,964	2,750	3,051
Income tax expense		45	35	297	133
Net income	$	126	107	608	222
Per share data:					
Basic net income per share	$	0.09	0.07	0.40	0.15
Diluted net income per share		0.09	0.07	0.40	0.15
Cash dividends per share		0.00	0.00	0.00	0.00
Book value per share		17.83	17.99	18.44	18.01

		2010			
		First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:					
Interest income	$	4,084	4,107	4,124	4,295
Interest expense		1,521	1,505	1,470	1,340
Net interest income		2,563	2,602	2,654	2,955
Provision for loan losses		263	509	191	915
Noninterest income		672	714	855	894
Noninterest expense		2,708	2,711	2,764	2,853
Income tax expense		81	29	180	18
Net income	$	183	67	374	63
Per share data:					
Basic net income per share	$	0.12	0.05	0.25	0.04
Diluted net income per share		0.12	0.05	0.25	0.04
Cash dividends per share		0.00	0.00	0.00	0.05
Book value per share		17.55	17.54	17.84	17.71

		2009			
		First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:					
Interest income	$	4,325	4,320	4,360	4,311
Interest expense		1,957	1,871	1,821	1,663
Net interest income		2,368	2,449	2,539	2,648
Provision for loan losses		774	67	188	501
Noninterest income		692	810	867	779
Noninterest expense		2,647	2,825	2,880	2,819
Income tax expense (benefit)		(142)	112	101	29
Net income	$	(219)	255	237	78
Per share data:					
Basic net income (loss) per share	$	(0.15)	0.17	0.16	0.06
Diluted net income (loss) per share		(0.15)	0.17	0.16	0.06
Cash dividends per share		0.10	0.00	0.00	0.00
Book value per share		16.57	16.74	16.93	17.41

(17) Subsequent Events

The Company evaluated all subsequent events for potential recognition and disclosure through February 20, 2012.

Management's Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, our management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls.

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pinnacle Bankshares Corporation
Altavista, Virginia

We have audited the accompanying consolidated balance sheets of Pinnacle Bankshares Corporation and subsidiary ("The Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bankshares Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
March 5, 2012

Shareholder Information

PERFORMANCE GRAPH

The graph below compares total returns assuming reinvestment of dividends of Pinnacle Bankshares Common Stock, the NASDAQ Market Index, and an Industry Peer Group Index. In addition, we have included the S&P 500 and the SNL Bank and Thrift Index and will use these as our peer groups going forward as we have determined that the companies included in these indices more closely match our Company characteristics than the companies included in the SIC Code Index. The graph assumes $100 invested on January 1, 2006 in Pinnacle Bankshares Corporation Common Stock and in each of the indices. In 2011, the financial holding companies in the SIC Code Index consisted of 245 banks with the same standard industry code of 6021 as Pinnacle Bankshares Corporation.


Total Return Performance
Index Value
125
100
75
50
25
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Pinnacle Bankshares Corporation
S&P 500
NASDAQ Market Index
SIC Code Index*
SNL Bank and Thrift

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Pinnacle Bankshares Corporation	100.00	92.23	62.27	34.62	42.88	39.76
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76
NASDAQ Market Index	100.00	110.66	66.42	96.54	114.06	113.16
SIC Code Index*	100.00	76.54	45.80	45.20	50.65	37.47
SNL Bank and Thrift	100.00	76.26	43.85	43.27	48.30	37.56

**SIC Code Index consist of 245 Bank and Thrift companies with the same standard industry code of 6021 as Pinnacle Bankshares Corporation.*

Shareholder Information

Annual Meeting

The 2012 Annual Meeting of Shareholders will be held on April 10, 2012, at 11:30 a.m. at the Fellowship Hall of Altavista Presbyterian Church, located at 707 Broad Street, Altavista, Virginia.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted on the OTC Bulletin Board. The following table presents the high and low bid prices per share of the Common Stock, as reported on the OTC Bulletin Board, and dividend information of the Company for the quarters presented. The high and low bid prices of the Common Stock presented below reflect inter-dealer prices and do not include retail markups, markdowns or commissions, and may not represent actual transactions.

	2011			2010		
	High	**Low**	**Dividends**	**High**	**Low**	**Dividends**
First Quarter	$9.75	$8.45	$0.00	$8.50	$7.15	$0.00
Second Quarter	$8.50	$6.75	$0.00	$9.00	$7.80	$0.00
Third Quarter	$7.00	$6.67	$0.00	$8.50	$7.80	$0.00
Fourth Quarter	$8.50	$6.70	$0.00	$9.50	$7.30	$0.05

Each share of Common Stock is entitled to participate equally in dividends, which are payable as and when determined by the Board of Directors after consideration of the earnings, general economic conditions, the financial condition of the business and other factors as might be appropriate. The Company's ability to pay dividends is dependent upon its receipt of dividends from its subsidiary. Prior approval from the Comptroller of the Currency is required if the total of all dividends declared by a national bank, including the proposed dividend, in any calendar year will exceed the sum of the Bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. This limitation has not had a material impact on the Bank's ability to declare dividends during 2011 and 2010 and is not expected to have a material impact during 2012.

As of March 1, 2012, there were approximately 360 shareholders of record of Bankshares' Common Stock.

Requests for Information

Requests for information about the Company should be directed to Bryan M. Lemley, Secretary, Treasurer and Chief Financial Officer, P.O. Box 29, Altavista, Virginia 24517, telephone (434) 369-3000. **A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, will be furnished without charge to shareholders upon written request.**

Shareholders seeking information regarding lost certificates and dividends should contact Registrar and Transfer Company in Cranford, New Jersey, telephone (800) 368-5948. Please submit address changes in writing to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982

PINNACLE BANKSHARES CORPORATION

622 Broad Street • Post Office Box 29 • Altavista, Virginia 24517 • (434) 369-3000